SKEENA
GOLD + SILVER

Information Circular

Dated: May 7, 2025

skeenagoldsilver.com

Exhibit 99.2

What differentiates Skeena from other mining companies? We believe it’s our team culture and the values that inform how we think, act and work every day.

Our Values

We have shaped our values with a strong emphasis on collaboration and a deep respect for Indigenous groups, ensuring their perspectives are at the forefront of our efforts. These values guide our decision making, how we work as a team and how we show up every day.

We care	We innovate	We are passionate	We collaborate

We care about people, our communities and nature. We care for one another, people’s safety and well-being, and doing our best work. We respect and collaboratively steward the land and work with communities to contribute to prosperity, while constantly searching for more sustainable ways of doing business.

We are forward thinking and approach challenges creatively. With our eyes on the future, we embrace change, new ideas and stay agile to grow and succeed.

We are excited about the work we do in the mining industry and the opportunities ahead. We work hard to achieve results and are determined to succeed in everything we do. We take ownership, act responsibly and do what’s right without hesitation.

We work together to achieve together. We value our teams, respect our colleagues and partner with community members to create positive outcomes. Our values tie us together – by caring for each other and the environment, innovating collectively, being passionate about the work we do, we collaborate to harness everyone’s strengths.

Our Mission

To become Canada’s premier mineral development team – admired for our innovation, our creativity, and our commitment to deliver value and prosperity wherever we operate.

Our Vision

To build an industry-leading mining company that delivers value and prosperity to our shareholders, employees, Indigenous partners and surrounding communities, and is committed to reconciliation with Indigenous peoples through responsible and sustainable mining development.

ESKAY CREEK PERFORMANCE HIGHLIGHTS

$26/oz Cost of discovery per gold equivalent ounce(1)	200k Meters drilled
10x Increase in tonnes	75% Conversion of resources to reserves

Fiscal 2024 Business and Strategic Highlights

Financing package totaling US$750 million (equivalent to over C$1 billion) with Orion Resource Partners
Receipt of Bulk Technical Sample permit
Initial Environment Assessment application submission

2024 Site Works – Eskay Creek Revitalization Project

On-site project activities resumed in Q2 2024. During 2024, early works activities on the Eskay Creek Revitalization Project included:

Mobilization of Skeena equipment to support early earthworks
Establishment of haul road to technical sample quarry location
Commencement of Technical Sample quarry with approximately 430,000 tonnes of rock moved as of end of Q3 2024
Commencement of pilot road to TMSF to support future dam construction and sub-aqueous PAG deposition
Mobilization, commissioning, and operation of concrete batch plant
Commencement of civil earthworks for Volcano Creek substation (237kV tie-in)
Completion of warehouse foundation excavation and commencement of blinding concrete installation in anticipation rock anchor and foundation installation

(1)	Discovery cost is based on: (purchase price of $60 million paid to Barrick, exploratory drilling of $100 million, claim renewals, assays, geophysics and geochemistry costs for from 2018 – 2022) / 2023 DFS Au Eq contained metal within reserves, resources and inferred categories.

2024: A Year of Strong Progress

2025: A Year of Incredible Opportunity

Dear Shareholders,

Following years of detailed planning and strategic execution, our flagship asset, Eskay Creek, is advancing through the value chain to become the next major Tier 1 gold and silver mine globally. With our roots firmly planted in British Columbia, we are proud to be a key partner for sustainable and inclusive growth in the region, providing significant economic and social benefits for our stakeholders today and for many years to come.

Business & Market Highlights

Our achievements in 2024 were the result of the exceptional effort and collaboration of our entire workforce, as we continued to demonstrate strong business and sustainability performance across our company.

Our management team demonstrated unwavering dedication in navigating the complexities of project development on multiple fronts. We reached key milestones, including securing project financing from a top-tier investor in the mining sector for over $1 billion, advancing site preparations for construction and procuring most of the major mill equipment and mining fleet within the allocated budget. In addition, we obtained our Bulk Technical Sample Permit, paving the way for critical early works in 2025 while progressing through the rigorous Environmental Assessment application process.

In the public markets, 2024 was a rewarding year for our shareholders as we continued to de-risk the project, anchored by the financial commitment from Orion Resource Partners. While the broader U.S. stock market posted surprisingly strong returns, our stock similarly performed well, with a trading range between $4.48 and $14.28. Notably, spot gold prices experienced the fastest rate of increase in history, fueled by significant bullion buying from the Eastern world—an opportunity for Western investors to capitalize on a rare market imbalance, as equities have not mirrored this trend. As gold continues to reach new highs, short-term market sentiment remains influenced by geopolitical uncertainties and policy shifts. However, the investment thesis for holding precious metals has only strengthened. I am confident in Skeena’s ability to capitalize on this emerging opportunity and drive substantial value as the market transition unfolds.

Charting a Sustainable Path for Mining

Our workplace, community and environmental efforts in 2024 are testament to our relentless focus on responsible development. Eskay Creek represents a major step forward towards sustainable and inclusive mining with active participation from the Tahltan Central Government in the decision-making process – a historic first – and extensive consultation and collaboration with Indigenous Nations.

In 2024, we invested in our people through new and existing training, mentorship and safety programs, among other initiatives, and also refreshed our core values. As we expand our workforce and operations for Eskay Creek, our aim is to continue cultivating a strong, caring culture that attracts and inspires great talent to support the mine. Our belief in being transparent, cooperative and devoted to the success of all stakeholders, especially First Nations, is reflected in our high level of public engagement last year. Skeena representatives held over 300 meetings with local organizations and community members to gather input, share updates about Eskay Creek and foster positive, long-term relationships.

We also continued our journey of environmental stewardship, including comprehensive monitoring of water, emissions and ecosystems. We prepared and submitted our Environmental Assessment Certificate application for Eskay Creek, which highlighted the actions and mitigations Skeena has implemented or will take to protect the natural resources where we work.

Plans for 2025 and Beyond: Scaling New Heights

As Eskay Creek progresses towards eventual production in the years ahead, I am excited to be at the forefront of a world-class opportunity in B.C.’s Golden Triangle. Eskay Creek will be one of the highest-grade, open-pit precious metals mines in the world, with a projected gold equivalent grade of 5.5 grams per tonne in the first five years of operation. The scale of the project is significant with 4.6 million ounces in reserves, driving annual production of 450,000 ounces of gold equivalent metal in years 1-5. Eskay Creek also has substantial silver by-product production that surpasses many primary silver mines.

As indicated by the plan based on the 2024 Updated Feasibility Study, the financial metrics once production ramps up will be truly remarkable, with anticipated annual EBITDA of $1.3 billion and after-tax free cash flow of $806 million at spot prices of $2900 gold and $32 silver in years 1-5. Additionally, the shifting political landscape underscores the importance of stable and secure supply chains for other critical minerals such as silver, antimony, lead and zinc, all of which are hosted within this remarkable asset.

Entering 2025, Skeena’s leadership team remains laser-focused on creating value for our shareholders while moving Eskay Creek toward cash flow in the most efficient and timely manner. With early works already underway, 2025 is poised to be another pivotal year of progress and growth for Skeena. Our efforts will continue to prioritize the advancement of the technical sample quarry, infrastructure development, roadwork, hydro power substation connectivity and detailed engineering. A key milestone on our path to production will be receiving the environmental certificate from the Province of British Columbia and the Tahltan Central Government, marking a critical step toward realizing Eskay Creek’s full potential.

Today’s mines must be built on trust, community and shared prosperity. That’s why I want to close by sincerely thanking everyone here at Skeena for delivering a solid year, driving the Eskay Creek Project forward and laying the foundation for an exciting and transformative future. I also extend thanks to our outstanding network of external advisors, including top-tier technical, commercial, and market experts. And to our community stakeholders including Indigenous Nations, thank you for your ongoing support, trust and partnership. Together, we are rebuilding Eskay Creek into a world-class gold and silver mine, one that optimizes benefits and opportunities for Skeena’s stakeholders.

Randy Reichert

Chief Executive Officer & Director

Skeena Gold & Silver

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Glossary

In this Circular, unless otherwise stated, the following capitalized terms have the meanings set out below:

“AIF” means the Company’s Annual Information Form dated March 31, 2025.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” or “Board of Directors” means the board of directors of Skeena.

“Circular” means this management information circular of the Company.

“Code” means the Company’s Code of Business Conduct and Ethics.

“Dollars” or “$” means Canadian dollars, unless otherwise specified.

“DSU” means deferred share units that may be granted pursuant to the Omnibus Plan.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

“ESG” means environmental, social, and governance.

“Exercise Price” means purchase price per Share purchasable under an Option.

“Expiry Date” means the date of expiry of the Exercise Period.

“GGA” means Global Governance Advisors.

“IFRS” means the International Financial Reporting Standards.

“KPMG” means KPMG LLP, Chartered Professional Accountants.

“LTIP” means the target long-term incentive plan.

“Meeting” means the annual general meeting of Shareholders that is to be held on June 23, 2025 or any adjournment or postponement thereof.

“Named Executive Officers” or “NEOs” means:

(a)	an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CEO”);
(b)	an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CFO”); and
(c)	each of the three most highly compensated executive officers of the Company, including any of our subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the
CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year.

“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

“Notice-and-Access” means the notice-and-access procedures set out in NI 54-101.

“NYSE” means the New York Stock Exchange.

“Omnibus Plan” means the Company’s 2023 Omnibus Equity Incentive Plan that was adopted by the Board on May 16, 2023 and ratified by Shareholders on June 22, 2023.

“Options” means stock options to purchase Shares that may have been granted pursuant to the Stock Option Plan or the Omnibus Plan.

“Participant” means a Service Provider that has been granted an award under the Omnibus Plan.

“Person” means an individual or a company and includes any corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

“PSU” means performance share units that may have been granted pursuant to the RSU plan or the Omnibus Plan.

“Record Date” means May 7, 2025.

“RSU” means restricted share units that may have been granted pursuant to the RSU Plan or the Omnibus Plan.

“RSU Plan” means the Restricted Share Unit Plan of Skeena that was adopted by the Board on September 15, 2020 and ratified by Shareholders on October 15, 2020.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval filing system, available at www.sedarplus.ca.

“Share Compensation Arrangement” means any Option under the Stock Option Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism, including but not limited to, the RSU Plan, involving the issuance or potential issuance of common shares to a Service Provider (as defined in the Stock Option Plan).

Information Circular 2025	iv	Skeena Gold+Silver

“Share Units” refers collectively to Restricted Share Units, Deferred Share Units, and Performance Share Units.

“Shareholder” or “Shareholders” means a holder or holders of Shares, as applicable.

“Shares” means common shares in the capital of the Company, each of which carries the right to vote in all circumstances.

“Skeena“, “Skeena Gold & Silver” or the “Company” means Skeena Resources Limited.

“Stock Option Plan” means the amended Stock Option Plan of Skeena that was adopted by the Board effective June 30, 2021, replacing the previous stock option plan (the “Prior Stock Option Plan”) which was adopted by the Board on September 15, 2020 and ratified by the Shareholders on October 15, 2020.

“TSX” means the Toronto Stock Exchange.

“VIF” means Voting Instruction Form.

Information Circular 2025	v	Skeena Gold+Silver

(All information set out in this Circular is as at May 7, 2025 unless otherwise noted)

This Circular, together with the Notice of Meeting and the Proxy (collectively, the “Meeting Materials”) are being furnished in connection with the solicitation of proxies (“Proxies”) being made by the management of Skeena for use at our annual general meeting of the Shareholders of the Company (the “Meeting”) and any adjournment or postponement thereof.

The Meeting is being held on Monday, June 23, 2025, at 10:00 a.m. (Pacific time) at the Company’s head office at 2600 – 1133 Melville Street, Vancouver, BC, Canada for the purposes set forth in the accompanying Notice of Meeting. Registered Shareholders and duly appointed proxyholders will be able to vote in person and ask questions at the Meeting by following the instructions set out in this Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions.

Voting and Shareholder Information

SOLICITATION OF PROXIES

General

While it is expected that the solicitation of proxies will be made primarily through the use of the notice-and-access procedures detailed below under the heading “Notice-and-Access”, however, proxies may also be solicited personally or by telephone by directors, officers or employees of the Company. The Company has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist in connection with the Company’s communications with shareholders and to providing corporate governance best practices. In connection with these services, Laurel Hill will receive a fee of $36,500 plus out-of-pocket expenses. The Company will bear all costs of this solicitation.

Notice-and-Access

Skeena is using the “Notice-and-Access” procedures available under NI 54-101 in respect of the Meeting.  These procedures permit Skeena to provide electronic access to this Circular and the other Meeting Materials instead of sending paper copies. Shareholders will continue to receive a notice explaining how to access the Meeting Materials online, as well as a form of proxy or a voting instruction form in the mail so they can vote their Shares. The notice also provides instructions on voting by proxy at the Meeting and how to request a paper copy of the Meeting Materials. Shareholders who have previously provided instructions to receive paper copies of Meeting Materials have been sent a paper copy in addition to the notice regarding their electronic availability. The Company will post the Meeting Materials on its website at https://skeenagoldsilver.com/investors/#disclosure-portal, where the Meeting Materials will remain for one full year. The Meeting Materials will also be available under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/.

The Company will continue to arrange delivery of paper copies of this Circular and other proxy-related materials to those registered Shareholders and non-registered Shareholders who previously elected to receive paper copies of such materials. All other Shareholders will receive a notice package (the “Notice Package”) which will contain information on how to obtain electronic and paper copies of this Circular and other proxy-related materials in advance of the Meeting as well as how to vote.

The Company will not use procedures known as “stratification” in relation to the use of Notice-and-Access, meaning that both registered Shareholders and non-registered Shareholders will be mailed a Notice Package. If the Company or its agent has sent the Notice Package directly to a non-registered Shareholder, such non-registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such non-registered Shareholder’s behalf.

Shareholders who wish to receive more information about Notice-and-Access or to receive paper copies of the Circular or other proxy-related materials, including the annual financial statements for the financial year ended December 31, 2024, and the accompanying management’s discussion and analysis, may contact info@skeenagold.com or (604) 684-8725. Collect calls will be accepted.  The requested materials will be sent to the requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting or any postponement or adjournment thereof.  To allow adequate time for a Shareholder to receive and review a paper copy of the Circular and then to submit their vote in a timely manner, a Shareholder requesting a paper copy of the Circular should ensure such request is received by the Company no later than June 9, 2025.  Please plan accordingly in the event of a disruption to regular mail service.

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VOTING PROXIES AND VIFs

Voting

Voting at the Meeting will be by a show of hands unless a poll is required or requested. Each registered Shareholder and each person representing a registered or non-registered Shareholder through a Proxy or VIF (a “Proxyholder”) is entitled to one vote, unless a poll is required or requested, in which case each such Shareholder and each Proxyholder is entitled to one vote for each Share held or represented, respectively.

To approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a ‘special resolution’ in which case a majority of 66⅔% of the votes cast will be required. An ordinary resolution is required to pass the resolutions described herein.

Appointment of Proxyholders

The persons named in the enclosed form of Proxy as Proxyholders are directors or officers of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons named in the Proxy as Proxyholders to attend and vote on the Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder must insert the name of the Shareholder’s nominee in the space provided or complete another appropriate form of Proxy permitted by law, and in either case send or deliver the completed Proxy following the instructions set out below.

If the instructions in a Proxy are certain, the Shares represented thereby will be voted or withheld from voting in accordance with such instructions on any poll that may be called for, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Shares represented thereby will, on a poll, be voted accordingly.

If a Shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. Where no choice has been specified by the Shareholder and the management Proxyholders named in the form of Proxy have been appointed, such Shares will be voted in accordance with the recommendations of management as set out on the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed Proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting. If, however, other matters which are not now known to the management of the Company should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the Shareholder or the Shareholder’s attorney authorized in writing in order to be valid. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

Shareholders must return their completed Proxies, together with the power of attorney or other authority, if any, under which it was signed or a notarial certified copy thereof, in accordance with the instructions thereon. Proxies may also be returned to the Company’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by mail to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. In order to ensure your Proxy is valid and able to be acted upon at the Meeting, it must be received not less than 48 hours (excluding weekends and holidays) before the time set for holding of the Meeting or any adjournment or postponement thereof. Proxies received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion.

Registered Shareholders

Only persons registered as Shareholders in the Company’s central securities register as of the close of business on the Record Date, or duly appointed Proxyholders, will be recognized to make motions at the Meeting.

Non-registered Shareholders

Most Shareholders of the Company are “beneficial” or “non-registered” Shareholders.

You are a non-registered Shareholder if you beneficially own Shares that are held in the name of an intermediary (such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees; each an “Intermediary”, and

Management Information Circular 2025	3	Skeena Gold+Silver

collectively, “Intermediaries”). The following information is of significant importance to Shareholders who do not hold Shares in their own name.

Non-registered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders or as set out in the following disclosure. If Shares are listed in an account statement provided to a Shareholder by an Intermediary, those Shares are probably not registered in the Shareholder’s name. Such Shares will probably be registered in the name of the Intermediary, or its nominee, and can only be voted through a duly completed Proxy given by the Intermediary. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from non-registered Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. Without specific instructions, Intermediaries are prohibited from voting Shares for their clients. Therefore, each non-registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

There are two kinds of non-registered Shareholders – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of securities they own knowing who they are (called “NOBOs” for Non Objecting Beneficial Owners).

In accordance with 54-101, the Company has elected to deliver the Meeting Materials indirectly through Intermediaries for onward distribution to NOBOs and OBOs (unless such Shareholder has waived the right to receive such materials). The Company will pay for Intermediaries to forward to OBOs, under NI 54-101, the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

Generally, non-registered Shareholders who have not waived the right to receive proxy-related materials will be given a Voting Instruction Form (“VIF”) which must be completed and signed by the non-registered Shareholder in accordance with the directions in the VIF. Non-registered Shareholders should follow the instructions of their Intermediary carefully to ensure that their Shares are voted at the Meeting. The VIF or proxy supplied to you by your broker will be similar to the proxy provided to registered Shareholders by the Company; however, its purpose is limited to instructing the Intermediary on how to vote your Shares on your behalf.

Most Intermediaries in Canada and the United States of America delegate responsibility for obtaining instructions from clients to a third-party corporation such as Broadridge Financial Solutions, Inc. Non-registered Shareholders will receive a VIF in lieu of the Proxy provided by the Company. By default, the VIF will name the same persons as the Company’s Proxy to represent your Shares at the Meeting. However, you have the right to appoint a person (who need not be a Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, specify the name of the desired representative (which may be you) in accordance with the instructions provided in the VIF. The completed VIF must then be returned to Computershare by mail or facsimile or given to Computershare by phone or over the internet, in accordance with Computershare’s instructions. Computershare then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

If you receive a VIF on behalf of the Company, the VIF must be completed and returned to Computershare, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternative representative duly appointed to attending the Meeting and vote your Shares at the Meeting.

Shareholders with questions respecting the voting of Shares held through an Intermediary should contact that Intermediary for assistance.

Revocation of Proxies and VIFs

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy or VIF, as applicable, bearing a later date) signed by a Shareholder or the Shareholder’s attorney authorized in writing and, for a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. Such instrument must be delivered to Computershare as set out under the heading ‘Information about Voting – Appointment of Proxyholders’ above, to the Company as set out under the heading ‘Additional Information’ below or to the Company’s registered office (at Suite # 2600 - 1133 Melville Street, Vancouver, BC, Canada V6E 4E5 or by fax to (+1) 604-558-7695 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

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Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting ”) of Shareholders of Skeena Resources Limited (the “Company” or “Skeena”) will be held at 2600 – 1133 Melville Street, Vancouver, BC, Canada V6E 4E5 on Monday, June 23, 2025 at 10:00 a.m. (Pacific time) for the following purposes:

Proposal/Description
1.

To receive the Company’s audited financial statements for the financial years ended December 31, 2024 and December 31, 2023, together with the auditor’s report thereon, as well as the interim financial statements for the period ended March 31, 2025;

2.	To set the number of directors of the Company at seven (7) for the ensuing year;

3.	To elect the directors of the Company for the ensuing year; and

4.	To appoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular (the “Circular”) accompanying and forming part of this Notice. You should also find enclosed a Proxy or Voting Instruction Form (“VIF”).

The Board of Directors of the Company has fixed the record date for the determination of the Shareholders entitled to receive this Notice and to vote at the Meeting as the close of business on May 7, 2025.

Shareholders of the Company who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed Proxy or VIF.

Registered shareholders can return their completed Proxy to our transfer agent, Computershare Investor Services Inc., in one of the following ways:	Through the internet at:	www.investorvote.com;
	By telephone at:	1-866-732-8683 (toll free);
	By mail or by hand to:	Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or
	By facsimile to:	416-263-9524 or 1-866-249-7775

You will require your 15 digit control number found on your Proxy to vote through the internet or by telephone. In order to be valid, Proxies must be received by Computershare Investor Services Inc., the Company’s transfer agent, at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 10:00 a.m., Pacific time, on June 19, 2025 or be provided to the Chairman of the Meeting.

Beneficial or non-registered Shareholders of the Company should follow the instructions on the VIF provided by the intermediaries with respect to the procedures to be followed for voting at the Meeting.

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Further instructions for voting by registered Shareholders or for providing voting instructions by non-registered Shareholders by mail, by phone and over the internet are included in the Circular.

Non-registered (beneficial) Shareholders who plan to attend the Meeting must follow the instructions set out in the Proxy or VIF to ensure their Shares are voted at the Meeting. If you hold your Shares in a brokerage account, you are a non-registered (beneficial) Shareholder.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

Please advise the Company of any change in your address.

DATED at the City of Vancouver, in the Province of British Columbia, as of May 9, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)	“Walter Coles, Jr.”
Walter Coles, Jr., Executive Chairman

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Voting Securities and Principal Holders Thereof

The Shares are the only class of shares of the Company entitled to be voted at the Meeting. All issued Shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only Shareholders of record as at the close of business on May 7, 2025 (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof. As at the Record Date, the Company has 114,602,405 Shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, as at the Record Date, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

	Number of Voting Securities as	Percentage of Issued Voting
Name	at Record Date(1)	Securities
Helikon Investments Limited	11,605,539	10.15%

(1)	Based on available public filings.

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Advance Notice Matters

The Company does not have an advance notice policy in place.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Circular, no connected person has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “connected person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s prior financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of the foregoing person or company.

Interest of Informed Persons in Material Transactions

Other than as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director or any associate or affiliate of an informed person or nominee had any material interest, direct or indirect, in any transaction or any proposed transaction which, in either case, has materially affected or would materially affect Skeena or any of its subsidiaries.

An “informed person” means:

a)	a director or executive officer of the Company,
b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company,
c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and
d)	the Company itself, if and for so long as it holds any of its securities that it has purchased, redeemed or otherwise acquired.

Indebtedness of Directors and Officers

None of the current or former directors, executive officers or employees of the Company or any subsidiary are indebted to the Company or any subsidiary as at the date hereof, nor were any of them indebted to the Company or any subsidiary during the financial year ended December 31, 2024.

None of the current or former directors and executive officers of the Company, proposed nominees for election as directors of the Company or associates of any such persons are, as at the date hereof or at any time during the financial year ended December 31, 2024 have been, indebted to the Company, any subsidiary or to any third party to which the Company or any subsidiary have provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding in connection with a securities purchase or other program.

Management Information Circular 2025	8	Skeena Gold+Silver

Business at the Meeting

The following business will be conducted at the meeting:

	Business at the Meeting	Board Voting Recommendation	Page Reference
1.	Shareholders to receive the audited financial statements of the Company for the years ended December 31, 2024 and December 31, 2023 and the auditor’s report thereon, together with the interim financial statements for the period ended March 31, 2025	n/a	10

2.	To set the number of directors of the Company at seven (7)	FOR	11

3.	To elect Walter Coles, Jr., Randy Reichert, Craig Parry, Sukhjit (Suki) Gill, Greg Beard, Nathalie Sajous, and Hansjoerg Plaggemars as directors of the Company for the ensuing year	FOR	11

4.	To appoint KPMG LLP Chartered Professional Accountants as the Company’s auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration	FOR	22

1.	FINANCIAL STATEMENTS

Our audited consolidated financial statements and management’s discussion and analysis for the years ended December 31, 2024 and 2023 are available upon request from the Company. These documents were previously sent to Shareholders in accordance with applicable corporate and securities laws and can also be found on the Investors section of our website at www.skeenagoldsilver.com or under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2024 and December 31, 2023 together with the auditor’s report thereon, as well as the interim financial statements of the Company for the three-month period ended March 31, 2025, will be placed before the Shareholders at the Meeting, but no Shareholder vote is required in connection with these documents.

Management Information Circular 2025	10	Skeena Gold+Silver

2.	NUMBER OF DIRECTORS
	√	The Board recommends a vote “FOR” this resolution.

Management proposes that the number of directors on the Company’s Board be set at seven (7) for the ensuing year.

Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at seven (7), subject to such increases as may be permitted by the Articles of the Company and the provisions of the BCBCA.

We recommend a vote “FOR” the approval of the resolution setting the number of directors for the ensuing year at seven (7).

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the approval of the resolution setting the number of directors for the ensuing year at seven (7).

3.	ELECTION OF DIRECTORS
	√	The Board recommends a vote “FOR” this resolution.

Each director elected holds office until our next annual general meeting, or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

Shareholders will be asked at the Meeting to vote for the election of the seven (7) director nominees proposed by management. Each Shareholder will be entitled to cast their votes for or withhold their votes from the election of each director nominee.

We recommend a vote “FOR” the election of each of the director nominees.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the election of the seven (7) director nominees.

Director Nominees

The persons below are management’s nominees to the Board. The following disclosure sets out brief biographies and other relevant information for each of the nominees proposed for election to the Board. Management contemplates that each of the following seven (7) nominees will be able to serve as director.

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and a third party. Hansjoerg Plaggemars is a proposed director with extensive experience on public company boards listed in London, Germany, and Australia, including those of the Deutsche Balaton group, an institutional Shareholder of the Company. We believe this experience is an asset to our Board of Directors and will not detract from his commitments to Skeena.

The following information concerning the directors has been furnished by each of them. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares.

Management Information Circular 2025	11	Skeena Gold+Silver

CRAIG PARRY

Mr. Parry has served as CEO, President & Chairman for several Australian and Toronto Venture Stock Exchange listed mining companies. Currently he is the CEO of Vizsla Copper Corp. and Chairman of Vizsla Silver Corp. He holds an Honours Degree in Geology from the University of New South Wales and is a Member of the Australian Institute of Mining and Metallurgy.

Present Principal Occupation
● CEO of Vizsla Copper Corp. (since May 2024)
Age 51	Present Position in Company	Residence
Director Since December 15, 2016	Lead Independent Director	Vancouver, British Columbia

Board Member Statistics
Board/Committee Memberships	2024 Meeting Attendance	Attendance Total	2024 Compensation (1)
Board of Directors	■■■■ 4 of 4	100%	$287,500
Compensation Committee (Chair)	■■■■ 4 of 4	100%
Audit Committee (2)	■ 1 of 1	100%

Securities Held (3)						2024 Voting Results
Securities Ownership Policy Compliance (4)
		Share	Ownership	Total Equity	Policy
Shares	Options	Units	Requirement	At-Risk	Compliance
262,561	295,798	38,146	$412,500	$3,758,838	✓

Other Public Board Directorships
Vizsla Silver Corp.	Vizsla Copper Corp.

(1)	See "Director Compensation" section below for more information.
(2)	Nathalie Sajous replaced Craig Parry on the Audit Committee after the first meeting of 2024.
(3)	The number of Shares, Options and Share Units of the Company as at December 31, 2024 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis.
(4)	See “Director Share Ownership Guidelines” section below for more information.

Management Information Circular 2025	12	Skeena Gold+Silver

GREG BEARD

Mr. Beard received his Bachelor of Arts degree from the University of Illinois at Urbana. Mr. Beard is a founder and current and former director and officer of various publicly traded and private companies. In these roles he has reviewed and analyzed numerous financial statements. Mr. Beard also gained extensive knowledge reviewing and evaluating financial statements through his roles as Senior Partner at Apollo Global Management, a New York asset manager where he oversaw all investment activities in the energy, metals and mining and agriculture sectors. Mr. Beard also gained expertise as a founding member and managing director of Riverstone Holdings, an asset management firm, and as a financial analyst at Goldman Sachs, a globally renowned investment banking company.

Present Principal Occupation
● Senior Advisor, US Department of Energy (since April 2025)
Age 53	Present Position in Company	Residence
Director Since July 27, 2020	Independent Director	New York, New York

Board Member Statistics
Board/Committee Memberships	2024 Meeting Attendance	Attendance Total	2024 Compensation (1)
Board of Directors	■■■■ 4 of 4	100%	$233,000
Audit Committee	■■■■■ 5 of 5	100%
Nomination and Corporate Governance Committee (Chair)	■■■ 3 of 3	100%

Securities Held (2)						2024 Voting Results
Securities Ownership Policy Compliance (3)
		Share	Ownership	Total Equity	Policy
Shares	Options	Units	Requirement	At-Risk	Compliance
107,994	190,798	113,690	$249,000	$2,771,050	✓

Other Public Board Directorships
N/A

(1)	See “Director Compensation” section below for more information.
(2)	The number of Shares, Options and Share Units of the Company as at December 31, 2024 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis.
(3)	See “Director Share Ownership Guidelines” section below for more information.

Management Information Circular 2025	13	Skeena Gold+Silver

NATHALIE SAJOUS

Nathalie Sajous is a veteran in tech, having spent the majority of her two decade industry career at blue chip companies like Google, Microsoft, and Disney. She has led teams and advised partners through different stages of digital transformation to unlock sustainable growth.

She advises CEOs, C-suite members and senior leadership teams on how to unlock margin efficiency within their Profit & Loss statements as their industries experience dramatic shifts to embrace new technologies. She has partnered with F1000 companies on digital activation strategies, new business development, and on data intelligence capabilities. Nathalie holds a French Baccalaureate, a BA from Harvard and an MBA from UCLA.

Present Principal Occupation
● Director / Managing Director at Google, Global Partnerships (since 2019)
Age 50	Present Position in Company	Residence
Director Since June 22, 2023	Independent Director	New York, New York

Board Member Statistics
Board/Committee Memberships	2024 Meeting Attendance	Attendance Total	2024 Compensation (1)
Board of Directors	■■■■ 4 of 4	100%	$224,000
Nomination and Corporate Governance Committee	■■■ 3 of 3	100%
Audit Committee (2)	■■■■ 4 of 4	100%

Securities Held (3)						2024 Voting Results
Securities Ownership Policy Compliance (4)
		Share	Ownership	Total Equity	Policy
Shares	Options	Units	Requirement	At-Risk	Compliance
Nil	Nil	75,686	$222,000	$946,075	✓

Other Public Board Directorships
N/A

(1)	See “Director Compensation” section below for more information.
(2)	Nathalie Sajous replaced Craig Parry on the Audit Committee after the first meeting of 2024.
(3)	The number of Shares, Options and Share Units of the Company as at December 31, 2024 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis.
(4)	See “Director Share Ownership Guidelines” section below for more information.

Management Information Circular 2025	14	Skeena Gold+Silver

RANDY REICHERT

Mr. Reichert has 30 years of experience in the mining industry and prior to joining Skeena, was the Vice President of Operations at B2Gold Corp. where he oversaw their three international gold operations. Before his most recent role at B2Gold Corp, Mr. Reichert was the General Manager at their Fekola Mine in Mali where he was part of the development team and led the transition from development into operations. He started his career with Cominco in Canada working at various operations including the Snip Mine. He then embarked on international work with Bema Gold, Oriel Resources, and other junior companies in executive roles where he was responsible for various development projects and mining operations. Randy has led construction or development projects in Russia, Brazil, Nevada, and Kazakhstan and was General Manager during the development of the Kupol Mine in Russia with Bema Gold and subsequently Kinross. He also has experience as a consultant assisting with due diligence for mine financings for Canadian financial groups. Mr. Reichert has a BASc in Mining and Mineral Processing, an MscEng in Rock Mechanics, a Graduate Diploma in Business Administration and is a Professional Engineer.

Present Principal Occupation
●
President (since April 16, 2022) and CEO (since October 31, 2022) of the Company
●
Vice President, Operations with B2Gold Corp (from 2019-2022)
●
General Manager, Fekola Project with B2Gold Corp (2016-2019)

Age 60	Present Position in Company	Residence
Director Since October 01, 2021	President, CEO & Non-Independent Director	Toronto, Ontario

Board Member Statistics
Board/Committee Memberships	2024 Meeting Attendance	Attendance Total	2024 Compensation (1)
Board of Directors	■■■■ 4 of 4	100%	$3,814,049

Securities Held (2)						2024 Voting Results
Securities Ownership Policy Compliance (3)
		Share	Ownership	Total Equity	Policy
Shares	Options	Units	Requirement	At-Risk	Compliance
292,994	647,922	368,850	$1,950,000	$8,273,050	✓

Other Public Board Directorships
N/A

(1)	See "Director Compensation" section below for more information.
(2)	The number of Shares, Options and Share Units of the Company as at December 31, 2024 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis.
(3)	See “Director Share Ownership Guidelines” section below for more information.

Management Information Circular 2025	15	Skeena Gold+Silver

SUKHJIT (SUKI) GILL

Ms. Gill currently serves as a partner at Smythe LLP. She is a Chartered Accountant with 20 years of experience and specializes in providing assurance services to publicly traded companies operating in the resource industry, as well as private companies across a number of industries in both Canada and the US. Ms. Gill was on the board of directors for Provincial Health Services Authority from March 2016 until March 2023 and on the board of BC Emergency Health Services from March 2016 until July 2022.

Present Principal Occupation
● Partner at Smythe LLP (since 2012)
Age 48	Present Position in Company	Residence
Director Since January 10, 2020	Independent Director	Vancouver, British Columbia

Board Member Statistics
Board/Committee Memberships	2024 Meeting Attendance	Attendance Total	2024 Compensation (1)
Board of Directors	■■■■ 4 of 4	100%	$237,500
Audit Committee (Chair)	■■■■■ 5 of 5	100%
Compensation Committee	■■■■ 4 of 4	100%

Securities Held (2)						2024 Voting Results
Securities Ownership Policy Compliance (3)
		Share	Ownership	Total Equity	Policy
Shares	Options	Units	Requirement	At-Risk	Compliance
76,239	202,882	115,193	$262,500	$2,392,900	✓

Other Public Board Directorships
Vizsla Silver Corp.

(1)	See "Director Compensation" section below for more information.
(2)	The number of Shares, Options and Share Units of the Company as at December 31, 2024 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis.
(3)	See “Director Share Ownership Guidelines” section below for more information.

Management Information Circular 2025	16	Skeena Gold+Silver

WALTER COLES JR.

Mr. Coles has served as CEO and President for several Toronto Venture Stock Exchange listed junior mining exploration and development companies, throughout the past seven years. Mr. Coles entered the mining business as part of an effort to develop a mineral resource discovered on family farmland in Virginia. He was previously an analyst for Cadence Investment Partners, from 2005 through to 2007. Prior to that Mr. Coles worked for UBS Investment Bank in New York as a Senior Research Analyst in the bank's High Yield Group. Mr. Coles started at UBS Investment Bank in 1999 as an Associate reporting to the bank's Global Head of Fixed Income Strategy. Mr. Coles holds a B.A. in Economics from the University of Richmond.

Present Principal Occupation
● Executive Chairman (since October 31, 2022) of the Company ● President (from December 18, 2013 to April 16, 2022) ● CEO (from December 18, 2013 to October 31, 2022) of the Company
Age 53	Present Position in Company	Residence
Director Since December 18, 2013	Executive Chairman & Non-Independent Director	San Juan, Puerto Rico

Board Member Statistics
Board/Committee Memberships	2024 Meeting Attendance	Attendance Total	2024 Compensation (1)
Board of Directors (Executive Chairman)	■■■■ 4 of 4	100%	$3,809,763

Securities Held (2)						2024 Voting Results
Securities Ownership Policy Compliance (3)
		Share	Ownership	Total Equity	Policy
Shares	Options	Units	Requirement	At-Risk	Compliance
1,047,609	1,198,125	616,156	$1,950,000	$20,797,063	✓

Other Public Board Directorships
N/A

(1)	See "Director Compensation" section below for more information.
(2)	The number of Shares, Options and Share Units of the Company as at December 31, 2024 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis.
(3)	See “Director Share Ownership Guidelines” section below for more information.

Management Information Circular 2025	17	Skeena Gold+Silver

HANSJOERG PLAGGEMARS

Mr. Plaggemars is a seasoned finance professional taking over also operational roles in special situations. His experience includes structured debt finance, equity capital markets incl. capital increases and decreases, reverse takeovers, restructurings and insolvencies. After being trained by KPMG, he worked for over 14 years as CFO in various industries including software, retail, prefabricated housing and e-commerce. In 2014, he joined Deutsche Balaton AG, a German investment company, and since 2017 has run his own consultancy firm, Value Consult.

Present Principal Occupation (1)
● Principal at Value Consult (since 2017)
Age 54	Present Position in Company	Residence
Director Since May 8, 2025	Incoming Independent Director (Effective May 8, 2025)	Stuttgart, Germany

Board Member Statistics
Board/Committee Memberships	2024 Meeting Attendance	Attendance Total	2024 Compensation
Board of Directors	N/A	N/A	Nil

Securities Held (3)						2024 Voting Results
Securities Ownership Policy Compliance (4)
		Share	Ownership	Total Equity	Policy
Shares	Options	Units	Requirement	At-Risk	Compliance	Votes For	Percentage	Votes Withheld	Percentage
3,500	Nil	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Other Public Board Directorships
4basebio plc Biofrontera AG	GeoPacific Resources Ltd	Altech Batteries Limited	Patronus Resources Ltd

(1)	Includes principal occupation for preceding five years.
(2)	See "Director Compensation" section below for more information.
(3)	The number of Shares, Options and Share Units of the Company as at December 31, 2024 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis.
(4)	See “Director Share Ownership Guidelines” section below for more information. Note that Mr. Plaggemars is not included in the Circular’s 2024 compensation tables as he was appointed in 2025.

Management Information Circular 2025	18	Skeena Gold+Silver

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, to the best of management’s knowledge no proposed director is, or has been within the last ten years, a director, or executive officer of any company (including the Company) that:

a)
while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (hereinafter referred to as an “Order”); or
b)
after that person ceased to be a director or executive officer, was subject to an Order which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or
c)
while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as set forth below, to the best of management’s knowledge no proposed director has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Beard was a director of EP Energy Corp., which was an oil and gas company that is publicly traded on the OTC Markets, incorporated in Delaware and active in Texas and Utah. In October of 2019, EP Energy Corp. sought a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of Texas.

Mr. Plaggemars has extensive experience in structured debt finance, equity capital markets, reverse takeovers, restructurings and insolvencies. As such, in many of the insolvencies disclosed below, Mr. Plaggemars was engaged directly before or after the insolvency, specifically to bring this expertise to the situation. Skeena therefore does not view these events as a detraction to Mr. Plaggemars suitability as a nominee to the Board.

The Cologne Local Court appointed Mr. Plaggemars as a member of the supervisory board of Youbisheng Green Paper AG (“Green Paper”) on April 22, 2015, following the commencement of preliminary insolvency proceedings against Green Paper’s assets on August 13, 2014. In his function as a member of the supervisory board of Green Paper, Mr. Plaggemars assisted in the preparation and implementation of an insolvency plan. The insolvency plan was filed with the competent court on October 17, 2017, approved by the creditors on November 24, 2017 and became legally binding on January 15, 2018.  The insolvency was cancelled by court order on February 22, 2018.

In April 2015, Mr. Plaggemars was appointed to the supervisory board of Ultrasonic AG after Ultrasonic filed for insolvency on March 11, 2015.  Ultrasonic AG was dissolved by the opening of insolvency proceedings against its assets on August 10, 2016.

In December 2017, Mr. Plaggemars was appointed to the management board of S&O Beteiligungen AG (formerly S&O Agrar AG) (“S&O”) to assist with the implementation of an insolvency plan following the commencement of insolvency proceedings against S&O on August 2, 2016. The insolvency plan was filed with the competent courts on November 19, 2018, approved by the creditors on January 17, 2019 and by the competent courts on May 10, 2019. The insolvency proceedings were terminated by court order on June 14, 2019.

On September 5, 2018, Mr. Plaggemars was appointed to the management board of Snowbird AG (“Snowbird”). Following Mr. Plaggemars appointment, the management board conducted a review of Snowbird’s assets and liabilities and determined that Snowbird was insolvent and filed for insolvency on October 10, 2018. The insolvency proceedings were opened by court order on January 1, 2019, following which Snowbird was wound up by the insolvency administrator.

Mr. Plaggemars was appointed to the management board of Decheng Technology AG (“Decheng”) on May 2, 2019. Following Mr. Plaggemars appointment, the management board conducted a review of Decheng’s assets and liabilities and determined that Decheng was insolvent and filed for insolvency on May 27, 2019. The insolvency proceedings were opened by court order on October 10, 2019. The aim was to rescue Decheng by implementing an insolvency plan, which was

Management Information Circular 2025	19	Skeena Gold+Silver

approved by a creditor committee on October 14, 2020. The insolvency proceedings were terminated by court order on February 17, 2022.

Mr. Plaggemars was appointed as a non-executive director of Wiluna Mining Corporation (“Wiluna”) in July 2021. Wiluna is an Australian gold producer that was publicly traded on the Australian Securities Exchange until its delisting on April 5, 2024. Wiluna is incorporated in Australia and based out of Perth, Australia. In July 2022, Wiluna entered into voluntary administration and a Deed of Company Arrangement was subsequently put into effect. At the commencement of the voluntary administration, Wiluna’s shares were suspended from trading at the request of Wiluna.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Conflicts of Interest

There does not exist any conflict of interest or potential material conflict of interest between the Company and any director or officer of the Company.

Skeena may, from time to time, become involved in transactions in which directors and officers of the Company have a direct interest or influence. The interests of these persons could conflict with those of the Company, and fiduciary duty may be impaired as a result. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws, as well as the Company’s Code of Business Conduct & Ethics. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if the number of Shares withheld from voting exceeds the number of Shares voted in favor of a nominee, that nominee will be considered not to have received the support of the Shareholders, even though he or she may have been duly elected as a matter of corporate law.

A person elected as a director who is considered under the foregoing threshold not to have the confidence of Shareholders must immediately submit to the Board his or her resignation for consideration by the Board. Any director who tenders his or her resignation pursuant to the Majority Voting Policy may not participate in or attend any meeting of the Board to consider whether his or her resignation should be accepted, unless his or her attendance is required to obtain quorum. If the director attends a meeting solely in order to permit the Board to attain quorum, he or she must attend in silence, may not contribute to any discussion and must abstain from all votes of the Board.

The resignation will be considered by the Board as soon as possible, but in any case, within 30 days after the Shareholder meeting at which the election of directors occurred. The Board will accept the resignation, absent exceptional circumstances. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation). The resignation will be effective when accepted by the Board.

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, subject to any corporate law restrictions, the Board may: (a) proceed to fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the Shareholders; (b) determine not to fill the vacancy until the next annual meeting; (c) call a special meeting of Shareholders at which time there will be presented one or more management nominees to fill the vacant position; or (d) reduce the size of the Board.

The Majority Voting Policy does not apply in respect of any contested Shareholders’ meeting, which means any meeting of Shareholders where the number of directors nominated for election and voted on is greater than the number of seats available on the Board.

Management Information Circular 2025	20	Skeena Gold+Silver

Election of Directors at the 2024 AGM

At the 2024 annual general meeting of shareholders Craig Parry was elected to the board with less than 80% of votes cast in favour of his election. The Company interpreted this level of support as an expression of concern by some shareholders.

Direct shareholder engagement

In responding to these concerns, the Company engaged in dialog with significant Shareholders of the Company to understand their concerns. The Company also considered written feedback from proxy advisory firms The Board heard that some Shareholders may have opposed Mr. Parry’s re-election because he has several outside commitments to other public companies. He currently serves as CEO and Executive Chair of Vizsla Copper Corp and Independent Chairman of Vizsla Silver Corp. Over the past year he has reduced his outside commitments from four outside boards to these two. Notably, Vizsla Copper Corp. was spun out of Vizsla Silver Corp. and the two companies share resources such as office space and administrative staff and have major shareholders in common, reducing the overall effort Mr. Parry must commit to them. In addition to the overboarding concerns, the Board received feedback from some shareholder regarding compensation practices for directors, and from other shareholders regarding compensation practices for executives. In response to concerns expressed by some shareholders, the Company has committed not to provide directors with discretionary or incentive pay opportunities (which did not occur in 2024) and has committed to include an advisory Say-On-Pay vote as part of the 2026 Annual General Meeting.

Craig Parry has served on the board since 2016 and continues to be a highly engaged director of Skeena Resources. In the last fiscal year, he attended 100% of all Board and compensation committee meetings. He is always well prepared and contributes significantly to discussions and deliberations. He consistently makes himself available for calls and other communications with senior management and other Board members outside of formal Board and committee meetings.   Mr. Parry’s deep knowledge of exploration and the development of mining properties, significant public company board experience, his industry connections, and his experience as CEO of other listed companies over the course of his career are all highly valued by the Company and its Board of Directors.

The Company performs a robust annual evaluation of the Board’s operations, processes and the performance of each Board member (including considering the voting results at the 2024 AGM), the Company determined that Mr. Parry’s active participation and  engagement, coupled with his  diverse experience and depth of knowledge in the mining industry directly related to the development operations of the Company, make him a key Board member. Directors also concluded that Mr. Parry’s contributions have been exemplary and have not been impaired by his other commitments, which is emphasized by the Board’s decision to keep Mr. Parry in the Lead Independent Director role.

The Board continuously monitors and reviews the effectiveness and commitments of all directors and will recommend appropriate action should any director’s effectiveness decline for any reason.

Management Information Circular 2025	21	Skeena Gold+Silver

4.	APPOINTMENT AND REMUNERATION OF AUDITOR
√ The Board recommends a vote “FOR” this resolution.

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants (“KPMG”) as our auditor to hold office until the next Annual General Meeting of Shareholders at remuneration to be fixed by the directors.

KPMG has served as our auditor since January 6, 2022.

We recommend a vote “FOR” the appointment of KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next Annual General Meeting of Shareholders at remuneration to be fixed by the directors.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the appointment of KPMG at remuneration to be fixed by the directors.

Management Information Circular 2025	22	Skeena Gold+Silver

Management Information Circular 2025	23	Skeena Gold+Silver

Compensation Discussion And Analysis

KEY HIGHLIGHTS OF THE COMPANY’S EXECUTIVE AND DIRECTOR COMPENSATION PROGRAMS

Provided below are highlights of the Company’s compensation programs covering both the NEOs and non-executive directors:

Pay for performance

The vast majority of NEO compensation is tied to “at risk” pay in the form of annual incentives and long-term incentives (including Options and Share Units). For the Executive Chairman and CEO positions, 71% of target compensation is at risk, and the average target for the other three current NEOs is 57% at risk.

Regular review of peer group

The Compensation Committee regularly reviews the continued relevance of the compensation peer group for NEOs and directors and adjusts the peer group annually, as necessary, to ensure the peer group fairly reflects the ever-evolving size and scope of the Company’s operations.

Relevant performance metrics

The performance metrics and expected performance levels for the annual incentive plan are reviewed on an annual basis to ensure that the metrics and targets a) appropriately focus the NEOs on relevant activities for the business and b) tie incentive plan awards to achieving positive outcomes for the Company and our Shareholders. For 2024, metrics incorporated financing and operational execution of early works activities at the Eskay Creek project, resource growth, performance against budget as well as regulatory, environmental and safety initiatives.

Threshold performance expectations before incentive payouts are made

Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before any payout is made for that metric. If threshold performance is not achieved under an annual incentive performance metric then no annual incentive will be paid for that metric. The annual incentive plan is also set so that if minimum performance is not achieved for any of the metrics set out for the year then no annual incentive payment will be earned or paid. Option grants, due to the requirement for the Company’s share price to exceed the exercise price for value to be earned upon exercise, also ensure a minimum share-performance level in order for an incentive to be payable.

Caps on incentive payouts Annual short-term incentive payouts are capped at 150% of target for each NEO to ensure financial prudence for the Company.

Modest benefits

Benefits are set at competitive levels but represent a small part of total executive compensation. These represent an investment in the health and wellbeing of our executives and contribute to attracting and retaining top talent. There is NO employee share purchase plan, NO RRSP matching and NO company pension plan.

Independent advice on compensation levels and structure

The Compensation Committee has engaged with Global Governance Advisors (“GGA”) since 2020 to support the Compensation Committee in making decisions regarding executive and Board compensation at the Company (see “Compensation Review Process” below for more information).

Management Information Circular 2025	24	Skeena Gold+Silver

Share ownership requirements

In May 2023, the Company expanded the application of minimum share ownership requirements from independent directors to also include NEOs. Owning an equity stake in our Company is intended to promote an alignment of interests between the Company’s directors and Shareholders.

Clawback Policy

The Company’s clawback policy permits the Company to recoup any excess short-term or long-term incentive compensation, whether cash or non-cash, received by an Executive Officer, as defined therein, over the prior three years, where it is later determined that materially non-compliant financial statements caused the Executive Officer to receive excess incentive compensation.

Limits on equity compensation to independent directors

To help preserve director-independence, the Company limits equity compensation to non-executive directors to $150,000 per calendar year (except where a director elects to receive equity in lieu of cash fees).

Review of compensation risk The Compensation Committee monitors the risk inherent within its compensation program at least annually to ensure the program does not encourage excessive risk-taking.
—	No guaranteed increases in executive employment agreements NEO employment agreements do not contain any guaranteed increases in compensation levels.
—	No re-pricing, backdating or exchanges of long-term incentive awards Skeena does not re-price, backdate or exchange long-term incentive awards.
—

No excessive Change of Control or Termination without Cause severance obligations

NEO severance obligations are capped at no higher than 24 months in the case of a change of control of the Company and no higher than 18 months in the case of termination without cause which falls within acceptable market norms.

—

No hedging of Skeena securities

The Company’s Corporate Disclosure & Insider Trading Policy includes the prohibition of hedging or derivative trading of Skeena securities for NEOs and non-executive directors.

—

No single-trigger change of control provisions

Change of control provisions in the Company’s employment agreements only trigger when there is both a change in control of the Company and a subsequent termination of employment.

COMPENSATION GOVERNANCE

During 2024, the Company had a fully independent Compensation Committee comprised of two members (Craig Parry and Suki Gill), with Craig Parry being Committee Chair. Each of the members of the Compensation Committee has experience in the areas of human resources and compensation that is relevant to overseeing and advising on the Company’s executive compensation practices. Mr. Parry is a current and former director and officer of various publicly traded mineral exploration companies. In those roles, he has reviewed and analyzed compensatieon strategy, practices and structures at both the Board and management levels. The Compensation Committee members had the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices during 2024. The Compensation Committee’s responsibilities, powers and operation are summarized in the section below and are described in detail in the Compensation Committee Charter which is available on the governance page of our website.

Management Information Circular 2025	25	Skeena Gold+Silver

EXECUTIVE COMPENSATION OBJECTIVES AND PHILOSOPHY

The Board recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate high performing leadership, which can only occur if the Company has an appropriately structured and implemented compensation program.

The executive compensation program is intended to motivate our leaders to ensure that Skeena achieves our strategic objectives and operational plans, and to create outstanding shareholder value, while staying true to our mission, vision and values.

Our executive compensation philosophy is guided by four core goals:

1.	to assist the Company in attracting and retaining high quality employees and executives with the requisite skill set;

2.	to align our executive team’s interests with those of our Shareholders;

3.	to encourage and motivate outsized performance by reflecting each executive’s performance, expertise, and impact; and

4.	to be responsive to the Company’s past performance and current state of development.

Since 2020, the Company, through its Compensation Committee, has engaged Global Governance Advisors (“GGA”), an independent compensation advisor, to evaluate and provide recommendations on the Company’s executive and director compensation programs.  GGA helps the Company to ensure its compensation plan is market-competitive within a defined “Peer Group” (as detailed below) and within the overall mining marketplace. In 2024, this evaluation included analysis of the Company’s Peer Group for continued relevance and comparison of total direct compensation levels (base salary plus short-term incentive and long-term incentive) along with analysis of the Company’s incentive design practices relative to the market. The Company’s Peer Group is reviewed periodically to ensure it remains generally aligned with the current size and scope of the Company’s operations.  The Peer Group is aimed at companies that generally meet the following criteria:

companies with a market capitalization between 25% and 400% of Skeena;
companies within the same industry segment as Skeena (i.e. gold and precious metals mining);
companies who are generally in the feasibility study, construction or early production phase;
companies with a similar business strategy and scope of operations to Skeena; and
publicly traded companies on major North American exchanges.

The Company’s current Peer Group consists of the following companies:

Aris Mining Corp	Lithium Americas Corp	Orla Mining Ltd
Artemis Gold Inc	MAG Silver Corp	Seabridge Gold Inc
Ero Copper Corp	NovaGold Resources Inc	Silvercorp Metals Inc
Gatos Silver Inc	Orezone Gold Corp.

As compared with the prior year, Argonaut Gold, Marathon Gold, Osisko Mining, and SilverCrest Metals were removed from the peer group due to each company having been acquired. Aris Mining, Gatos Silver, NovaGold Resources, and Orezone Gold were added during the year to maintain the approximate size of the Peer Group.

Management Information Circular 2025	26	Skeena Gold+Silver

Similar to past years, Peer Group data is also supplemented by data for similar-sized companies in the broader mining industry from GGA’s compensation database as an additional reference point in the Company’s review of executive and director compensation.

GGA last completed a compensation review for the Company’s executives and non-employee directors in the fall of 2024, which took into account Skeena’s market capitalization and dual-listing in Canada and the United States. The Peer Group is expected to evolve over time as Skeena hits development milestones, the nature of the Company’s operations transforms and the team continues to de-risk the Eskay Creek Project.

The Company’s compensation program is designed to reward executive officers for their recent performance and motivate their future performance.  Leadership’s performance is evaluated using both company-wide and individual criteria. In both cases, evaluation is based on a quantitative assessment of the Company’s achievement of specific corporate objectives. For individual performance awards, criteria are designed to measure areas where the individual has sole or shared responsibility.

The Board has adopted a Corporate Disclosure & Insider Trading Policy which includes the prohibition of hedging and derivative trading for members of the Board and senior management of the Company.

During 2024, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

COMPENSATION REVIEW PROCESS

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for executives and directors, and for implementing and overseeing compensation policies approved by the Board. It is assisted in this by an external compensation consultant (GGA) who performs a benchmarking of Skeena’s compensation structure against a group of peer companies, and provides suggestions and guidance to the Compensation Committee in their recommending appropriate levels of remuneration and an appropriate compensation structure for selected senior employees within the company.

The Compensation Committee is required to pre-approve any compensation-related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee on all engagements undertaken. The Company incurred the following fees for GGA’s work over the past two years:

Year	Executive Compensation Related Fees	All Other Fees
2024	$38,009	$24,912
2023	$72,900	$59,441

With the Company’s rapid growth, change and development, coupled with the importance of retaining leadership through this critical development period, the Compensation Committee determined that an annual independent compensation review is appropriate for leadership positions. During 2023 and 2024, the Compensation Committee again engaged GGA to review the Company’s peer group and provide a comprehensive compensation benchmark analysis for our Named Executive Officers and non-employee directors. This analysis included a determination of competitive compensation levels, and a review of short and long-term incentive plan designs compared with our peers. GGA also assisted the Company in reviewing its Management Information Circular in each of the last two years. In 2023, GGA assisted with several additional special projects, including:

●	the development of the Omnibus Plan which was approved at the June 22, 2023 AGM;
●	stress-testing the Company’s equity incentive plans under various share price, burn rate and LTIP forecast scenarios in order to help guide the Company as to future structure;
●	reviewing the Company’s clawback policy prior to implementation in 2023;
●	reviewing the Company’s share ownership guideline policy prior to implementation in 2023; and
●	reviewing and recommending updates to board-committee charters as part of a broad governance review.

Management Information Circular 2025	27	Skeena Gold+Silver

Additionally, in assessing compensation levels, the Compensation Committee relies on the experience of their members as officers, directors and auditors of other publicly traded mineral exploration and development companies. The purpose of this assessment process is to:

Evaluate and anticipate the trends in executive and non-employee director compensation design;
understand the competitiveness of current and near future pay levels for each executive position relative to companies with similar business characteristics;
identify and understand any gaps that may exist between the Company’s compensation rates or structure and compensation paid by other companies; and
establish a basis for developing salary adjustments and short-term and long-term incentive awards.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary, bonus, and participation in equity compensation under the Omnibus Plan.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that were reasonably likely to have a material adverse effect on the Company.

Clawback Policy

Skeena adopted a clawback policy in May 2023 covering our Named Executive Officers. The policy provides that, in the event of a required accounting restatement, the Compensation Committee will seek reimbursement of any incentive-based compensation that would not have been paid had our financial statements been correctly stated. This policy is available on the governance page of our website.

Management Information Circular 2025	28	Skeena Gold+Silver

Elements of the Executive Compensation Program

The Company’s compensation program is comprised of five (5) components:

Base Salary;	Incentive bonus (short term);	Annual grants of equity compensation, through the Omnibus Plan (long term);	Periodic special milestone grants of performance- linked equity compensation, through the Omnibus Plan (long term); and	Employee group benefits.

Base Salary

●
The foundation of compensation, to attract talent, and compare to and remain competitive with the market.
●
Fixed in amount, and is the basis for other elements of the compensation program.
●
The Compensation Committee performs an assessment of the compensation of the NEOs in the fourth quarter of the year based on benchmarking performed by an independent compensation consultant, grounded in market-based data. The base salary for each NEO is generally targeted at the median of the peer group, while taking into account an assessment of the current competitive market, economic conditions, company performance (both on an absolute basis and relative to the peer group), levels of responsibility, internal equity, and the particular skills of each NEO such as leadership ability, management effectiveness, prior experience, technical skill, breadth of knowledge and proven or expected performance of the particular individual.
●
The Compensation Committee then makes a recommendation for base salary levels of the NEOs to the Board of Directors who make the final decision.

Incentive Bonus (short term)

●
Links pay to corporate, team and individual achievements for the year.
●
Overall incentive bonus opportunity is targeted at the median of the peer group with the ability to pay above median when superior results are achieved.
●
Incentive bonus criteria are established at the start of the year and include specific criteria aligned with Company goals. Successful achievement of a specific incentive bonus criteria will trigger a partial incentive bonus payout using a balanced scorecard approach. The Compensation Committee assesses NEO performance against the incentive bonus criteria annually and, if criteria are met, approves the payment of incentive bonuses. If a minimum ‘threshold’ level of performance is not achieved then no incentive bonus is paid to an NEO.

Management Information Circular 2025	29	Skeena Gold+Silver

Annual Equity Compensation (long term)

●
Links pay to the longer-term performance of the Company’s shares.
●
The level of equity compensation granted is targeted at the median of the peer group with the ability to realize value from equity above median when superior share price performance is achieved for the Company’s Shareholders.
●
The Company has historically granted long-term incentives in the form of Options, which have a five-year term to expiry, and Share Units, both of which typically vest over a three-year period, and often have performance criteria attached.
●
Equity compensation helps reduce cash needs, promotes retention of key executives and helps align the interests of management with the interests of Shareholders by linking a component of executive compensation to the longer- term performance of the Company’s Shares. This is designed to reduce the risk of management pursuing short term gains which sacrifice longer term value. Also, in combination with the minimum share ownership guidelines, equity compensation encourages share ownership among management.

Special Performance-Linked Equity Compensation (long term)

●
Designed to encourage the achievement of very significant multi-year value-creation milestones, e.g. the Definitive Feasibility Study for Eskay Creek or successful receipt of the Environmental Assessment Certificate for the Eskay Creek project.
●
Not designed to be awarded annually, but can be during periods of achieving significant milestones.
●
Performance linked:
●
Better performance drives larger award, within boundaries.
●
No award for below threshold performance.
●
No award if gating criteria are not satisfied.
●
May include gearing so that better performance drives larger awards, within boundaries.
●
Specific performance metrics for a grant in 2023 included:
o
the Definitive Feasibility Study must have a threshold-NPV of greater than $1.4B and up to $1.6B, given specified inputs, a pre-production CAPEX of less than $800M, and a requirement to be published by December 31, 2023.
o
Gating criteria, which included:
o
Environment: projected greenhouse gas intensity of less than 0.295 t CO2 per ounce of gold equivalent produced.
o
Diversity: employing at least 33% more than the BC Mining Industry average within two under-represented groups: women and Indigenous persons.
●
Specific performance metrics for a grant in 2024 included:
o
Gating criteria, which included:
o
Obtain the Bulk Technical Sample permit for Eskay Creek by December 31, 2024.
o
Maintain outstanding workforce diversity: employing at least 33% more than the BC Mining Industry average within two under-represented groups: women and Indigenous persons.

Employee Group Benefits

●
Participation in the Company’s competitive employee group benefits plans is offered to each member of management, and includes: health and dental coverage; life and accident insurance coverage; short-term and long-term disability coverage; and health spending accounts.
●
There is NO employee share purchase plan, NO RRSP matching and NO company pension plan.
●
Employee group benefits are designed to be competitive overall with equivalent positions in the mining industry of similar size and scope.

Management Information Circular 2025	30	Skeena Gold+Silver

Base Salary

In determining the annual base salary, the Board, with the assistance of the Compensation Committee, considered the following factors:

current competitive market and economic conditions;
compensation levels within the peer group;
Company performance as compared with the peer group, including share-price performance;
internal equity;

levels of responsibility and particular skills of each NEO, including leadership ability, management effectiveness, prior experience, technical skill, breadth of knowledge and proven or expected performance of the particular individual; and

the Company’s overall advancement of the Eskay Creek project toward commercial production.

The annual base salaries for NEOs were as follows:

	2024 Base Salary	2023 Base Salary	% change
Named Executive Officer and Position	($)	($)	YOY
Walter Coles, Jr., Executive Chairman	$650,000	$600,000	8.3%
Randy Reichert, President and CEO	$650,000	$600,000	8.3%
Andrew MacRitchie, CFO	$450,000	$400,000	12.5%
Paul Geddes, SVP Exploration & Resource Development	$350,000	$350,000	0%
Justin Himmelright, SVP External Affairs	$350,000	$350,000	0%

Incentive Bonus Payments

The incentive bonuses are payable in cash, and the amount payable is based on the Compensation Committee’s assessment of performance against pre-established objectives and targets in a balanced scorecard. While the objectives are largely tied to Company results, the specific metrics, scorecard weightings and performance expectations are tailored to each executive to ensure appropriate line-of-sight between the results achieved and the incentive bonus payout earned.

Management Information Circular 2025	31	Skeena Gold+Silver

The table below summarizes the 2024 target incentive bonus opportunity as a percentage of base salary established by the Compensation Committee at the beginning of the year.

Target Incentive Bonus
Named Executive Officer and Position	(% of Base Salary)
Walter Coles, Jr., Executive Chairman	100%
Randy Reichert, President and CEO	100%
Andrew MacRitchie, CFO	60%
Paul Geddes, SVP Exploration & Resource Development	50%
Justin Himmelright, SVP External Affairs	50%

In respect of the 2024 financial year, the Board, with the recommendation of the Compensation Committee, awarded performance bonuses to the NEOs. The Board completed the final assessment of 2024 performance in December 2024.

Balanced scorecard criteria for the determination of the NEOs’ 2024 incentive bonus amounts fell into the following categories:

	Achieve	Safety &	Investor	Resource	Project	Systems &
Named Executive Officer	Budget	Environment	Engagement	Growth	Milestones	Processes
Executive Chairman	10%	10%	30%	5%	45%
President & CEO	15%	10%	20%	5%	45%	5%
CFO	15%	10%	25%		10%	40%
SVP Exploration & Resource Development	20%	20%	5%	40%	15%
SVP External Affairs	10%	10%	10%		40%	30%

The following table shows the performance factors awarded against each of the 2024 performance measures, and indicates which measures were “Corporate” or company-wide, and which were team-specific.

		2024
		Performance	Corporate
Category	2024 Performance Measure	Factor	or Team
Achieve Budget	Achieve corporate objectives within budget	150%	Corporate
Safety & Environment	Improve safety performance	100%	Corporate
	Reduce environmental risks	50%	Corporate
Investor Engagement	Project financing	150%	Corporate
Resource Growth	Eskay Creek resource growth	150%	Team
Project Milestones	Eskay Creek construction progress	150%	Team
	Eskay Creek permitting progress	100%	Corporate
	Impact Benefit Agreement progress	100%	Corporate
Systems & Processes	Improvements to systems and processes	0%-150%	Team
	Cybersecurity	150%	Team

Management Information Circular 2025	32	Skeena Gold+Silver

The following table shows the performance results of the NEOs relative to their respective objectives:

	Target
	Incentive Bonus	2024	Actual	Actual
	Opportunity	Performance	Incentive	Incentive Bonus
Named Executive Officer	(% of Base Salary)	Factor(1)	Bonus ($)	(% of Base Salary)
Walter Coles, Jr.	100%	125%	$812,500	125%
Randy Reichert	100%	125%	$812,500	125%
Andrew MacRitchie	60%	95.56%	$258,000	57%
Paul Geddes	50%	127.50%	$223,125	64%
Justin Himmelright	50%	122.50%	$214,375	61%

(1)	The Performance Factor multiplied by the Target Incentive Bonus Opportunity multiplied by the Base Salary yields the Annual Incentive Bonus amount.

Equity Compensation

The Company had been providing employee equity incentives through its Stock Option Plan and Restricted Share Unit Plan, until Shareholders approved the unified Omnibus Plan in June 2023. The Omnibus Plan combined the two plans and streamlined them, while also providing more definitive terms governing performance-linked equity incentives. No Options have been granted under the Stock Option Plan, RSU Plan or Omnibus Plan which are subject to Shareholder approval.

Omnibus Equity Incentive Plan

Under the Omnibus Plan, Skeena is able to issue share-based incentives. All directors, officers, employees and independent contractors of Skeena and its affiliates (collectively, the “Service Providers”) are eligible to receive awards under the Omnibus Plan; however, only non-employee Board members are eligible to receive DSUs. The purpose of awards under the Omnibus Plan are to: (i) develop the interest of Service Providers in the growth and development of Skeena; (ii) attract and retain valuable Service Providers with a competitive compensation mechanism; and (iii) align the interests of Service Providers with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth. The Omnibus Plan seeks to achieve these purposes by providing for awards in the form of Options, RSUs, PSUs, DSUs and dividend-equivalent rights. Service Providers that have been granted an award under the Omnibus Plan are considered participants (“Participants”).

The Omnibus Plan is a rolling plan, which reserves for issuance up to a maximum of 10% of the issued and outstanding Shares at any time, less any Shares currently reserved pursuant to grants under any other equity incentive plan of the Company, including the Company’s legacy Stock Option and RSU Plans. The Omnibus Plan is administered at the Board level. Subject to the provisions of the Omnibus plan, the Board in its sole discretion will determine all Options and Share Units to be granted pursuant to the Omnibus Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Board complies with all TSX and other applicable regulatory requirements in granting Options and Share Units and otherwise administering the Omnibus Plan. Further, Options and Share Units are not assignable.

The granting of Options and Share Units is intended to encourage the maximization of Shareholder value by better aligning the interests of the executive officers with the long-term interests of Shareholders while also building a sense of ownership and aiding in the retention of the Company’s employees.

The Omnibus Plan was prepared by the Company in accordance with the policies of the TSX and the NYSE.

The full text of the Omnibus Plan was included as Schedule “B” of the Company’s 2023 Management Information Circular, filed May 26, 2023 on the Company’s SEDAR+ profile at www.sedarplus.ca, and May 30, 2023 on its EDGAR profile at www.sec.gov. The Omnibus Plan is also available on the Company’s website.

Financial Assistance

No financial assistance is available to plan Participants under the Omnibus Plan. The Company does not permit any loans to plan Participants for the purpose of exercising or settling equity awards.

Management Information Circular 2025	33	Skeena Gold+Silver

Shares Available for Awards

The types of awards available under the Omnibus Plan include Options, RSUs, PSUs, DSUs and dividend-equivalent rights (collectively, "Awards"). The Omnibus Plan sets various limits on the number of shares that can be issued through the exercise or redemption of awards granted under the plan. This includes shares issuable through all other security-based compensation arrangements of the company, (collectively the “Comprehensive Award Number”).  The total Comprehensive Award Number must not exceed 10% of the company's issued and outstanding Shares at any given time. The total Comprehensive Award Number for Share Units only (i.e., excluding Options) must not exceed 5% of the outstanding Shares at any time. The total Comprehensive Award Number for any one Participant must not exceed 2.5% of the Shares issued at any time. The Comprehensive Award Number for all insiders shall not exceed 10% of the Shares issued at any time. The total Comprehensive Award Number for all non-executive directors of the Company must not exceed in aggregate 1.2% of the Shares issued at any time. Each of the above-mentioned limits are subject to certain adjustments provided in the Omnibus Plan.

As of May 7, 2025, there were 114,602,405 Shares issued and outstanding, an aggregate of 7,236,110 Options outstanding and an aggregate of 2,855,789 Share Units outstanding. In total there were 10,091,899 equity awards outstanding, leaving 1,368,341 equity awards remaining available for issuance under the limits of Omnibus Plan.

The Omnibus Plan also contains an “Independent Director Limit” constraining the value of awards granted to any non-executive director within any one-year period. This limit impacts all Awards and all other security-based compensation arrangements of the Company and constrains them to not exceed a grant value of $100,000 of Options and $150,000 in total equity. Notwithstanding this Independent Director Limit, but subject to the other limitations set out in the Omnibus Plan, upon joining the board, an initial one-time award of Shares to a new director of the Company who is not an officer or employee of the Company, up to a maximum value of $100,000, shall be permissible and shall not be subject to the Independent Director Limit along with any awards made in lieu of cash fees as long as awards are made at an equivalent value to the cash fees for which the award is being exchanged. Disclosure and rationale related to the initial one-time award shall be clearly provided in the Company’s public disclosure documents for the year during which the award occurred.

Administration

The Omnibus Plan is administered by the Board, or an independent committee of the Board which shall, from time to time, at its sole and absolute discretion: (i) interpret and administer the Omnibus Plan and Award Agreements; (ii) establish, amend and rescind any rules and regulations relating to the Omnibus Plan and Award Agreements; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Omnibus Plan and Award Agreements.

Award Types

i.	Options

The Board may grant Options to Service Providers under the Omnibus Plan. The purchase price per Share purchasable under an Option (the “Exercise Price”) will be determined by the Board and set out in the Award Agreement; provided, that the Exercise Price shall not be less than the trading price for such Shares at the time of the most recent close on the Toronto Stock Exchange at the time of grant of that Option.

The Board will determine the vesting conditions, the time or times at which an Option may be exercised (the “Exercise Period”) in whole or in part, the date of expiry of the Exercise Period (the “Expiry Date”) and the method or methods by which, and the form or forms in which payment of the Exercise Price with respect thereto may be made. The Expiry Date of any Option that is granted will not be more than five years after the date an Option is granted.

If the Expiry Date for an Option occurs during a Blackout Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Expiry Date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Management Information Circular 2025	34	Skeena Gold+Silver

ii.	Restricted Share Units

The Board may grant RSUs to Service Providers under the Omnibus Plan, each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of RSUs as it may deem appropriate.

At the time of grant of a RSU, the Board shall specify the year of service of the Participant in respect of which the RSU is granted (the “RSU Service Year”). No vesting condition for a RSU shall extend beyond December 15 of the third calendar year following the RSU Service Year in respect of which the RSUs were granted. Subject to the terms of the Omnibus Plan, after any RSUs become vested RSUs, on the date that is no less than three years following the end of the relevant RSU Service Year, or such other date determined by the Board, in its sole discretion, such vested RSUs shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the RSU redemption date for a RSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the RSU Redemption Date for that RSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

iii.	Performance Share Units

The Board may grant to a Participant PSUs each of which will consist of the right to receive, at the sole discretion of the Board,  one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of PSUs as it may deem appropriate.

At the time of grant of a PSU, the Board shall specify the year of service of the Participant in respect of which the PSU is granted (the “PSU Service Year”). No vesting condition for a PSU shall extend beyond December 15 of the third calendar year following the PSU Service Year in respect of which the PSUs were granted. Subject to the terms the Omnibus Plan, after any PSUs become vested PSUs, on the date which is no less than three years following the end of the relevant PSU Service Year, or such other date determined by the Board, in its sole discretion, such vested PSUs shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the Performance Share Unit Redemption Date for a PSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Performance Share Unit Redemption Date for that PSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

iv.	Deferred Share Units

The Board may grant to non-employee members of the Board DSUs, which may have all of the rights and restrictions that may be applicable to PSUs or RSUs, except that the DSUs may not be redeemed until the Participant has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company.

No payment shall be made in respect of a DSU until after the earliest time of: (i) the Participant’s death; or (ii) the latest time that the Participant ceases to be an employee, officer or director of the Company or any affiliate of the Company (each, a “Triggering Event”). After the occurrence of a Triggering Event in respect of a Participant, on December 15th of the calendar year commencing immediately after the date of the Triggering Event, or such other date determined by the Board, in its sole discretion (the “Deferred Share Unit Redemption Date”), the vested DSUs credited to the Participant’s Deferred Share Unit Account shall be redeemed, at the sole discretion of the Board, in cash, Shares issued from treasury or a combination of both cash and Shares from treasury.

If the Deferred Share Unit Redemption Date for a DSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Deferred Share Unit Redemption Date for that DSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

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v.	Dividend Equivalent Rights

The Board may grant eligible Service Providers the rights described below as Dividend Equivalent Rights. Unless otherwise determined by the Board in its sole discretion or as may otherwise be set out in the applicable Award Agreement, on the payment date for cash dividends paid on Shares (the “Dividend Payment Date”), each Participant’s Restricted Share Unit Account, Performance Share Unit Account and/or Deferred Share Unit Account, as applicable, shall be credited with additional RSUs, PSUs or DSUs, as applicable, in respect of RSUs, PSUs or DSUs, as applicable, credited to and outstanding in the Participant’s account as of the record date for payment of such dividends (the “Dividend Record Date”).

The number of such additional RSUs, PSUs or DSUs, as applicable, to be credited to the Participant’s account(s) will be calculated by dividing the total amount of the dividends that would have been paid to such Participant if the RSUs, PSUs or DSUs, as applicable, in the Participant’s account, as of the Dividend Record Date, were Shares, by the Fair Market Value of a Share on the Dividend Payment Date, with the “Fair Market Value” being: (1) with respect to any property other than Shares, RSUs, PSUs or DSUs, the fair market value of that property determined by those methods or procedures as may be established from time to time by the Company, acting reasonably; and (2) with respect to any Shares, RSUs, PSUs or DSUs, the volume weighted average trading price for such Shares or the number of Shares underlying such RSUs, PSUs or DSUs, as applicable, on the Principal Market for the five days preceding the date of reference on which the Shares traded.

Cessation of Employment and Forfeitures

i.	Options

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider by reason of death or long-term disability of such Participant, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate other than those Options which would have vested within the one-year period following the date of such termination if such termination had not occurred, which Options shall be deemed to be vested upon such termination; and (b) only such Participant or the person or persons to whom such Participant’s rights under the Options pass by such Participant’s will or applicable law shall have the right to exercise part or all of such Participant’s outstanding and vested Options at any time up to and including the earlier of: (i) the date which is one year following the date of death or long term disability; or (ii) the Expiry Date of such Options.

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider for any other reason, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate; and (b) such Participant shall have the right to exercise part or all of his or her outstanding vested Options at any time up to and including the earlier of: (i) the date which is 90 days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date of the vested Options.

ii.	Restricted Share Units and Performance Share Units

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider for any reason whatsoever, including termination of his employment by his employer for cause or voluntary resignation, but excluding the circumstances described below, all PSUs and RSUs of such Participant shall be immediately forfeited upon such event, all rights of the Participant under the Omnibus Plan shall terminate and no cash shall be payable at any time in lieu of such forfeited PSUs and RSUs.

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider by reason of death, long term disability, retirement from active employment or for any other reason as may be specifically approved by the Board, the Omnibus Plan in all respects shall continue with respect to such Participant’s PSUs and RSUs and the Participant, or the person or persons to whom the PSUs and RSUs pass by the Participant’s will or applicable law shall be entitled to redeem and receive payment for such PSUs and RSUs that such Participant is entitled to on each applicable Redemption Date in accordance with the terms of the Omnibus Plan.

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider by reason of termination of his employment without cause then the Participant shall be entitled to redeem and receive payment for each PSU and RSU that such Participant would have been entitled to in accordance with the terms of the Omnibus Plan if the applicable Redemption Date of the PSU or RSU falls within the notice period provided to the Participant by the Company on termination of his employment; however, if the applicable Redemption Date of the PSU or RSU falls outside the notice period, then the PSU or RSU shall be immediately forfeited. Further provided, however, that in the event that any PSUs or RSUs are subject to performance criteria, the Board shall consider the extent of satisfaction of such performance criteria in determining the number of RSUs or PSUs that shall vest.

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Transferability

No Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will, by the laws of descent or by the designation of a beneficiary by a Participant. Each Award, and each right under any Award, will be exercisable during the Participant’s lifetime only by the Participant or, if permissible under applicable law, by the Participant’s guardian or legal representative.

Capital Changes, Corporate Transactions and Change of Control

The Omnibus Plan contains provisions for the equitable treatment of Awards in relation to any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, share dividend, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the commons, or other similar corporate transactions or events that affect the Shares of the Company.

In the event of a Change in Control, the Board may provide that: (1) the successor Company or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor Company or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing.

Notably while the previous Stock Option and RSU plans caused any unvested instruments to immediately vest on a change of control event, the Omnibus Plan does not. In order for vesting of instruments to be accelerated following a change of control, the Omnibus Plan contains a requirement that the relationship between the parties either a) be terminated without cause by the Company (or the continuing entity), or b) be terminated for reasons that are similar to constructive dismissal by the plan-participant. This type of change of control provision in the Omnibus Plan is frequently described as a double-trigger change of control provision and is typically viewed more favourably than single-trigger change of control provisions.

Amendment and Termination of the Omnibus Plan

The Board may amend, alter, suspend, discontinue, or terminate the Omnibus Plan without the consent of any Shareholder, Participant, other holder or beneficiary of an Award, provided that any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant or holder or beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or beneficiary of an Award. However, without the approval of the Shareholders, no amendment, alteration, suspension, discontinuation, or termination will be made that would:

●	increase the total number of Shares available for Awards under the Omnibus Plan, except pursuant to an equitable adjustment or change of control;
●	reduce the exercise price or extend the term of any Award;
●	have the effect of cancelling any Awards and concurrently reissuing such Awards on different terms;
●	remove or exceed the individual participation limits;
●	remove or exceed the insider participation limits;
●	modify or amend the limits to the number of Shares issuable to directors of the Company who are not officers or employees;
●	increase limits imposed on the participation of directors that are not officers or employees of the Company;
●	otherwise cause the Omnibus Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement;
●	have the effect of amending the amendment provisions of the Omnibus Plan;
●	modify or amend the provisions of the Omnibus Plan in any manner which would permit Awards, including those previously granted, to be transferable or assignable in a manner otherwise than as provided for by the Omnibus Plan as presented in Schedule “B”; or
●	change the eligible Service Providers under the Omnibus Plan which would have the potential of broadening or increasing insider participation;

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provided that Shareholder approval will not be required for any of the following types of amendments:

●	amendments of a “housekeeping” nature (including, without limitation, to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is consistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan regarding administration of the Omnibus Plan); or
●	a change to the termination provisions of Options which does not entail an extension beyond the original Expiry Date.

Previous Equity Compensation Plans

Stock Option Plan

The Stock Option Plan was designed to a) reward participants for increases in share price, reflecting a generation of value for Shareholders, and b) help establish alignment between pay and performance.

The Stock Option Plan was prepared by the Company in accordance with the policies of the TSX. The full text of the Stock Option Plan, as amended, was filed on June 1, 2021 on SEDAR+ at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov. The Stock Option Plan’s terms are substantially similar to the terms governing options granted under the Omnibus Plan, and its terms were summarized in the Circular in respect of the Annual General Meeting of Shareholders on June 17, 2024. Additional information regarding outstanding grants under the Stock Option Plan is available within this document under the heading “Securities Authorized for Issuance under Equity Compensation Plans.” No grants have been made under the Stock Option Plan since the Omnibus Plan was adopted by the Board on May 16, 2023.

Restricted Share Unit Plan (“RSU Plan”)

The RSU Plan was designed to a) add to the long-term incentive program to help attract, motivate and retain the plan participants, and b) advance the Company’s interests by providing recipients an opportunity to acquire an equity interest in the Company through the granting of restricted share awards under the RSU Plan, aligning interests of recipients with Shareholders over the medium and longer term. The full text of the RSU Plan was filed on June 1, 2021 on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. The RSU Plan’s terms are substantially similar to the terms governing RSUs granted under the Omnibus Plan, and its terms were summarized in the Circular in respect of the Annual General Meeting of Shareholders on June 17, 2024. Additional information regarding outstanding grants under the Stock Option Plan is available within this document under the heading “Securities Authorized for Issuance under Equity Compensation Plans.” No grants have been made under the RSU Plan since the Omnibus Plan was adopted by the Board on May 16, 2023.

Equity Compensation Targets and Awards

Target long-term incentive plan (“LTIP”) opportunity levels for 2024 were as follows:

Target(1) LTIP Opportunity
Named Executive Officer and Position	(% of Base Salary)
Walter Coles, Jr., Executive Chairman	175%
Randy Reichert, President and CEO	175%
Andrew MacRitchie, CFO	110%
Paul Geddes, SVP Exploration & Resource Development	90%
Justin Himmelright, SVP External Affairs & Sustainability	90%

(1)	Due to the time between Compensation Committee recommendation and Board approval, share price fluctuations can cause a slight difference between grant approval date fair value and Target LTIP Opportunity value.

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Annual Equity Compensation (LTIP) Awards in 2024

Annual LTIP equity compensation was awarded using a combination of RSUs and Options.  The mix varied for each NEO based on the Company’s strategy for that NEO and the relative tax-efficiency of each type of award in the recipient’s hands.

The following RSU awards were granted to NEOs as part of their 2024 target LTIP opportunity:

				Grant Approval Date
	Number of RSUs		Price on Date	Fair Value of
Named Executive Officer and Position	Granted		of Grant Approval	RSUs ($)
Walter Coles, Jr., Executive Chairman	199,912	(1)	$5.71	$1,141,498
Randy Reichert, President & CEO	99,606	(2)	$5.71	$568,750
Andrew MacRitchie, CFO	Nil		N/A	Nil
Paul Geddes, SVP Exploration & Resource Development	55,167	(2)	$5.71	$315,004
Justin Himmelright, SVP External Affairs	55,167	(2)	$5.71	$315,004

(1)

RSU grant was approved on January 28, 2024 and, for tax reasons, vested on December 10, 2024 after the recipient entered into a signed written “agreement to be bound” preventing the shares from being sold or transferred during the RSU vesting period described in footnote (1). This agreement effectively applied the RSU vesting period to these vested shares.

(2)RSU grant was approved on January 28, 2024. One third will vest on each of the first, second, and third anniversaries.

The following Option awards were granted to NEOs as part of their 2024 target LTIP opportunity:

	Number of Options	Exercise	Grant Date Fair Value
Named Executive Officer and Position	Granted (1)	Price	of Options
Walter Coles, Jr.,
Executive Chairman	Nil	N/A	Nil
Randy Reichert,
CEO	258,522	$5.71	$600,762
Andrew MacRitchie,
CFO	200,001	$5.71	$464,769
Paul Geddes,
SVP Exploration & Resource Development	Nil	N/A	Nil
Justin Himmelright,
SVP External Affairs	Nil	N/A	Nil

(1)RSU grant was approved on January 28, 2024. One third will vest on each of the first, second, and third anniversaries.

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Special Performance-Linked Equity Awards in 2024:

The following PSU awards were granted to NEOs in 2024 as part of a special performance-linked equity compensation grant:

Grant Date
	Number of PSUs			Fair Value of
Named Executive Officer and Position	Granted		Grant Price	PSUs ($)
Walter Coles, Jr., Executive Chairman	147,000	(1)	$7.88	$1,158,360
Randy Reichert, President & CEO	Nil		N/A	Nil
Andrew MacRitchie, CFO	Nil		N/A	Nil
Paul Geddes, SVP Exploration & Resource Development	Nil		N/A	Nil
Justin Himmelright, SVP External Affairs	Nil		N/A	Nil

(1)Performance vesting conditions for these PSUs included the following gating criteria:

(a)Obtain the Bulk Technical Sample permit for Eskay Creek by December 31, 2024.

(b)Maintain outstanding workforce diversity: employing at least 33% more than the British Columbia mining industry average within two under-represented groups: women and Indigenous persons.

In addition, they vest over a three year period where one third shall vest on each of the first, second, and third anniversaries of the satisfaction of the performance criteria.

The following option-based awards were granted to NEOs in 2024 as part of a special performance-linked equity compensation grant:

			Grant Date
	Number of Options		Fair Value of
Named Executive Officer and Position	Granted(1)	Exercise Price	Options
Walter Coles, Jr., Executive Chairman	Nil	N/A	Nil
Randy Reichert, CEO	373,000	$7.88	$1,152,022
Andrew MacRitchie, CFO	145,000	$7.88	$447,837
Paul Geddes, SVP Exploration & Resource Development	104,000	$7.88	$321,207
Justin Himmelright, SVP External Affairs	104,000	$7.88	$321,207

(1)	Performance and time vesting conditions for these options are identical to those for the PSUs in the previous table.

NEO STOCK OWNERSHIP GUIDELINES

In May 2023, to further support the Company’s goal of aligning directors’ and Shareholders’ interests, the Board adopted a policy prescribing Stock Ownership Guidelines for members of Company leadership. The policy requires NEOs and non-employee Directors to hold stock having a minimum value of three times their annual base salary or annual cash retainer, respectively. The requirement may be satisfied through:

●	Shares owned directly or indirectly by the individual, including those acquired through vested Company equity awards;
●	Shares owned jointly with the individual’s spouse, or Shares held in trust for the benefit of the individual, the individual’s spouse and/or the individual’s children;
●	Vested or unvested Share Units; and
●	PSUs for which the performance-vesting criteria have been satisfied, and which will vest on a specified date in the future, with the only remaining requirement being that the individual remains in their role.

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For further clarity, unexercised Options and unearned PSU equity awards are not considered Shares owned under this policy.

The prescribed level of Share ownership is expected to be satisfied by each Individual within five years after first becoming subject to this policy. Compliance with the share ownership guideline is assessed each January. Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company’s Shares on the TSX on the date of assessment of compliance.

	Equity Ownership at (December 31, 2024)		Total	Share	Meets Share
			Equity	Ownership	Ownership
Name	Shares	Share Units	At-Risk(1)	Requirement	Guidelines
Walter Coles, Jr.	1,047,609	616,156	$20,797,063	$1,950,000	Yes
Randy Reichert	292,994	368,850	$8,273,050	$1,950,000	Yes
Andrew MacRitchie	306,064	148,194	$5,678,225	$1,200,000	Yes
Paul Geddes	8,312	161,508	$2,122,750	$1,050,000	Yes
Justin Himmelright	Nil	161,508	$2,018,850	$1,050,000	Yes

(1)	Calculated using closing price of $12.50 for the common shares on the TSX on December 31, 2024.

COMPENSATION VS. SHARE PRICE PERFORMANCE

Total compensation has been designed by the Board to ensure alignment with Shareholders, to support Company values and to reward the achievement of short and long-term company objectives. A significant portion of the NEO’s total compensation has been tied to equity-based awards which are considered at-risk and long-term performance based.

The following graph compares the total Shareholder return for $100 invested in Shares of the Company (at December 31, 2019) with the cumulative total return of the S&P TSX Composite Index and the S&P/TSX Global Gold Index for the Company’s five most recently completed financial years. The graph also shows the relationship between Shareholder value and total compensation for the CEO over the same period, for the purposes of comparing compensation to share-performance.

When viewing the graph below, note that:

The often-described Lassonde Curve is clearly visible in Skeena’s share price performance as the company moved from exploration to discovery, into its current construction and development phase prior to entering the production phase. As such, the three-year total Shareholder return is notably lower than either the one- or five-year total Shareholder return.

Skeena’s value has increased almost 360% over the past five years as compared with both the S&P/TSX Composite Index and S&P/TSX Global Gold Index which increased 69% and 43% respectively.

Total Cash Compensation, Total Reported Compensation and Total Realizable Compensation figures for 2020 to 2022 represent compensation for the Company’s Executive Chairman, Walter Coles Jr., who was in the CEO role during this time, and for 2023 and 2024 represents Randy Reichert, Skeena’s current CEO.

Total Reported Compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of option-based and share-based awards.

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Total Shareholder Return Compared to S&P/TSX Composite, TSX Global Gold and CEO Compensation

Reported compensation for the Company’s CEO is largely non-cash compensation, and is represented by the difference between the “Total Cash” and “Total Reported” compensation bars above.  This non-cash compensation is paid as equity-compensation, and as such its value is ‘at risk.’ As shown in the graph above, Total Reported Compensation for the Company’s CEO has generally moved in alignment with Shareholder returns over the past five years. Notably, the relatively modest pullback in Skeena’s value from December 31, 2020 to December 31, 2021 caused the high reported-value of at-risk equity compensation granted in 2021 to have near zero realizable value at December 31, 2021, 2022 and 2023.  This shows equity-compensation is truly at-risk, and that there is a strong relationship between the NEOs’ overall compensation and Shareholder value creation, as specifically designed by the Compensation Committee.

CONTRACTS WITH NAMED EXECUTIVE OFFICERS

The Company’s employment and consulting contracts with Named Executive Officers are written agreements, approved by the Board based on the recommendation of the Compensation Committee. These agreements provide for:

●	compensation and benefits, including salary and the right to participate in our short and long-term incentive programs
●	confidentiality obligations with respect to our sensitive information
●	non-solicitation of employees following termination
●	a minimum of three months’ notice if an NEO wishes to terminate their employment, subject to certain limited exceptions
●	certain entitlements (including incremental payments, payables and benefits) upon termination without cause, resignation for good reason, or following a change of control

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Termination and Change of Control Benefits

In the event that any NEO is terminated for cause, they are not entitled to any additional payments.

In the event that any NEO is terminated by Skeena without cause, or if the executive resigns with Good Reason(1), or if the Executive’s employment is terminated following a Change of Control(2), the Executive may be eligible for certain entitlements as described below.

On termination without cause, resignation for Good Reason, or following a Change of Control, each NEO shall be paid severance consisting of a specified number of months of:

●	current salary
●	continuation of health benefits, and
●	highest monthly short term incentive amount from the three preceding years.

The NEO shall also be entitled to receive the highest monthly short term incentive amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Without cause or
Name	for Good Reason	Following a Change of Control
Walter Coles, Jr.	18 months	24 months
Randy Reichert	12 months	24 months
Andrew MacRitchie	12 months	24 months
Paul Geddes	12 months	24 months
Justin Himmelright	8 months	18 months

(1)	“Good Reason” means the resignation, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the NEO’s consent: constructive dismissal, a significant reduction of compensation, title, or role, or a change in the NEO’s responsibilities
(2)	“Change of Control” means: (a) the acquisition of 30% of Skeena’s Shares by a person or a group of persons acting jointly or in concert; (b) the removal, or failure to elect 50% or more of the members of the Board of Directors who were nominated by the Company’s Board at the nearest Annual General Meeting; or (c) the sale of substantially all of the assets of the Company.

Summary of Termination Payments

The table below summarizes the estimated incremental payments related to termination scenarios under each Senior Executive Agreement assuming the events occurred on December 31, 2024.

Name		Base Salary ($)	Incentive Bonus ($)(1)	Other ($)	Total ($)
Walter Coles, Jr.	Without Cause or for Good Reason	$975,000	$1,218,750	$71,109	$2,264,859
Executive Chairman	Following a Change of Control	$1,300,000	$1,625,000	$94,811	$3,019,811
Randy Reichert	Without Cause or for Good Reason	$650,000	$812,500	$30,015	$1,492,515
President & CEO	Following a Change of Control	$1,300,000	$1,625,000	$60,031	$2,985,031
Andrew MacRitchie	Without Cause or for Good Reason	$400,000	$258,000	$10,613	$668,613
CFO	Following a Change of Control	$800,000	$516,000	$21,225	$1,337,225
Paul Geddes	Without Cause or for Good Reason	$350,000	$223,125	$10,039	$583,164
SVP Exploration & Resource Development	Following a Change of Control	$700,000	$446,250	$20,078	$1,166,328
Justin Himmelright	Without Cause or for Good Reason	$233,333	$142,917	$17,993	$394,243
SVP External Affairs	Following a Change of Control	$525,000	$321,563	$40,485	$887,048

(1)	In some situations, NEOs are also entitled to receive a short term incentive amount for the current year, prorated for months worked during the year up to the termination date. As this amount would vary depending on the time of year that the termination of employment were to occur, an estimate of that amount is not included in the above figure.

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In order for vesting of instruments to be accelerated following a change of control, the Omnibus Plan contains a requirement that the relationship between the parties either a) be terminated without cause by the Company (or the continuing entity), or b) be terminated for reasons that are similar to constructive dismissal by the plan-participant. This type of change of control provision in the Omnibus Plan is frequently described as a double-trigger change of control provision and is typically viewed more favourably than single-trigger change of control provisions.

Pension Plans for Named Executive Officers

The Company does not have any Company pension plans including ‘defined benefits’ plans, ‘defined contribution’ plans or ‘deferred compensation’ plans. The Company does not have a retirement-savings contribution-matching program, nor an employee share purchase program.

Other Remuneration of Named Executive Officers

During the financial years ended December 31, 2024 and December 31, 2023 there was no other remuneration paid or payable, directly or indirectly, by the Company pursuant to any existing plan or arrangement, to its directors and Named Executive Officers, apart from extended health benefits.

Summary Compensation Table – Named Executive Officers

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company’s financial years ended December 31, 2024, 2023 and 2022.

					Non-equity incentive plan
					compensation ($)
			Share Based	Option Based			Pension	All other	Total
		Salary	Awards (3)	Awards (4)	Annual	Long term	value	compensation	compensation
Name and principal position	Year	($)	($)	($)	incentive plans	incentive plans	($)	($)	($)
COLES, Walter Jr.	2024	$650,000	$2,299,858	Nil	$812,500	Nil	Nil	$47,406	$3,809,763
Executive Chairman and Director(1)	2023	$600,000	$2,081,242	Nil	$480,000	Nil	Nil	$46,857	$3,208,099
	2022	$600,000	$2,446,153	Nil	$534,000	Nil	Nil	$46,909	$3,627,062
REICHERT, Randy	2024	$650,000	$568,750	$1,752,784	$812,500	Nil	Nil	$30,015	$3,814,049
President, CEO and Director(2)	2023	$600,000	$2,081,242	Nil	$480,000	Nil	Nil	$30,768	$3,192,010
	2022	$413,081	$5,206,144	Nil	$354,146	Nil	Nil	$36,879	$6,010,250
MACRITCHIE, Andrew	2024	$450,000	Nil	$912,606	$258,000	Nil	Nil	$10,613	$1,631,218
CFO	2023	$400,000	$1,097,321	Nil	$192,000	Nil	Nil	$11,268	$1,700,589
	2022	$400,000	$1,392,868	Nil	$198,600	Nil	Nil	$11,282	$2,002,750
GEDDES, Paul	2024	$350,000	$315,004	$321,207	$223,125	Nil	Nil	$10,039	$1,219,374
SVP Exploration & Resource Development	2023	$350,000	$766,163	Nil	$126,875	Nil	Nil	$9,768	$1,252,806
	2022	$350,000	$906,964	Nil	$155,750	Nil	Nil	$9,654	$1,422,368
HIMMELRIGHT, Justin	2024	$350,000	$315,004	$321,207	$214,375	Nil	Nil	$26,990	$1,227,576
SVP External Affairs	2023	$350,000	$766,163	Nil	$105,000	Nil	Nil	$36,993	$1,258,156
	2022	$350,000	$906,964	Nil	$138,250	Nil	Nil	$40,646	$1,435,860

(1)	Mr. Coles, Jr. only received compensation in his roles as President and CEO, and Executive Chairman, and did not receive compensation as a director. He was appointed Executive Chairman on October 31, 2022.
(2)	Mr. Reichert began 2022 as a Director of the Company and was appointed as President on April 16, 2022 and as CEO on October 31, 2022. Mr. Reichert was paid $15,164 as a director and $397,917 as a president and CEO during 2022. His annualized salary during 2022 was $600,000, had he worked as CEO for the full calendar year. In his role as CEO, Mr. Reichert did not receive compensation as a director.
(3)	The fair value of awards at grant date reflects the number of Share Units awarded multiplied by the closing share price of Skeena Shares on the TSX, which is in accordance with International Financial Reporting Standards (“IFRS”).
(4)	Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS. For option-based awards, the fair value of the of the awards at the grant approval date reflects the number of options awarded multiplied by the accounting fair value.

Management Information Circular 2025	44	Skeena Gold+Silver

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of or in respect of the financial year ended December 31, 2024 with respect to the Named Executive Officers.

	Option-based Awards				Share-based Awards
							Market or
							payout
							value of
							vested
	Number of				Number of		share-based
	securities			Value of	shares or units	Market or payout	awards
	underlying	Option		unexercised	of shares that	value of share-based	not paid
	unexercised	exercise	Option	in-the-money	have not	awards that have not	out or
	Options	price	expiration	Options (1)	vested	vested (2)	distributed
Name	(#)	($)	date	($)	(#)	($)	($)
COLES, Walter Jr.	62,500	$4.16	Jan 17’25	$521,250	616,156	$7,701,950	Nil
Executive Chairman and Director	72,917	$4.48	May 8’25	$584,794
	300,000	$10.08	Nov 27'25	$726,000
	762,708	$13.58	Jun 25’26	Nil
REICHERT, Randy	16,400	$12.52	Oct 4’26	Nil	368,850	$4,610,625	Nil
President CEO and Director	258,522	$5.71	Jan 28’29	$1,755,364
	373,000	$7.88	Aug 12’29	$1,723,260
MACRITCHIE, Andrew	68,750	$4.16	Jan 17’25	$573,375	148,194	$1,852,425	Nil
CFO	78,750	$4.48	May 8’25	$631,575
	125,000	$10.08	Nov 27'25	$302,500
	311,738	$13.58	Jun 25’26	Nil
	200,001	$5.71	Jan 28’29	$1,358,007
	145,000	$7.88	Aug 12’29	$669,900
GEDDES, Paul	29,167	$10.08	Nov 27’25	$70,584	161,508	$2,018,850	Nil
SVP Exploration & Resource Development	95,000	$13.58	Jun 25’26	Nil
	104,000	$7.88	Aug 12’29	$480,480
HIMMELRIGHT, Justin	100,000	$10.08	Nov 27’25	$242,000	161,508	$2,018,850	Nil
SVP External Affairs	100,000	$13.58	Jun 25’26	Nil
	104,000	$7.88	Aug 12’29	$480,480
	550	$8.45	Apr 15’26	$2,228

(1)	Represents the difference between the market value of the Shares underlying the Options on December 31, 2024 (based on $12.50 closing price of the Shares on the TSX on that date) and the exercise price of the Options.
(2)	The closing price of Skeena shares on December 31, 2024 was $12.50.

Management Information Circular 2025	45	Skeena Gold+Silver

Incentive Plan Awards – Value Vested or Earned During the Year ended December 31, 2024

	Option-based awards – Value	Share-based awards – Value	Non-equity incentive plan
	vested during the	vested during the	compensation – Value
Name	year (1) ($)	year ($)	earned during the year ($)
Walter Coles, Jr.	Nil	$1,731,143	$812,500
Randy Reichert	Nil	$3,881,698	$812,500
Andrew MacRitchie	Nil	$1,972,763	$258,000
Paul Geddes	Nil	$1,299,177	$233,125
Justin Himmelright	Nil	$1,299,177	$214,375

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the common shares on the TSX on the vesting date less the exercise price of the options.

Incentive Plan Awards – Value Exercised During the Year

The following table provides details of the Option-based awards exercised by NEOs during the year ended December 31, 2024:

Number of
	Options		Share Price on
Named Executive Officer	Exercised	Exercise Price	Exercise Date	Value Realized
Walter Coles, Jr.	Nil	N/A	N/A	N/A
Randy Reichert	Nil	N/A	N/A	N/A
Andrew MacRitchie	Nil	N/A	N/A	N/A
Paul Geddes	Nil	N/A	N/A	N/A
Justin Himmelright	50,000	$4.16	$8.83	$233,500
	62,500	$4.48	$8.83	$271,875

DIRECTOR COMPENSATION

Directors are eligible to receive an annual cash and equity retainer to recognize their contribution to Shareholders for sitting on the Board of Directors. The Company’s Director Compensation Philosophy generally targets the median of the Peer Group, but also considers the time commitment, experience and complexity of the role. The Peer Group that is used to review director compensation is the same as used when reviewing Executive compensation at the Company.

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board for 2023 and 2024. Considering the results of benchmarking analysis by GGA, the Board approved adjustments for 2023 to position director compensation more competitively within the peer group and reflect the evolution of Skeena as a company which has increased the demands placed on Board members. These retainers were held constant for 2024. Cash retainers are payable in cash on a quarterly basis.

Non-executive Board members can elect to receive DSUs in lieu of all or a portion of their cash retainers. DSUs vest immediately and convert into Shares when the Board member has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company.

	2024		2023
	Chair	Member	Chair	Member
Director Compensation	Annual Retainer	Annual Retainer	Annual Retainer	Annual Retainer
Board of Directors	$120,000	$60,000	$120,000	$60,000
Audit Committee	$20,000	$10,000	$20,000	$10,000
Compensation Committee	$15,000	$7,500	$15,000	$7,500
Nominating & Governance Committee	$13,000	$6,500	$13,000	$6,500
(1)	In the context of the Board of Directors, the Chair Annual Retainer refers to that of the Lead Independent Director.

Management Information Circular 2025	46	Skeena Gold+Silver

Equity Compensation

In June 2020, the Company’s RSU Plan became effective and permitted the awarding of RSUs to non-executive directors under the Plan. Prior to 2021, the non-executive directors of the Company were compensated by way of Options and directors’ fees. As of June 2023, any newly granted Options and Share Units are governed by the Omnibus Plan, which now prohibits the issuance of RSUs or PSUs to non-executive directors of the Company.

Non-executive directors are subject to a global annual grant limit, which is no more than $150,000 in equity compensation, of which no more than $100,000 may be granted in Options. Where a Director elects to be paid in DSUs for any retainer, meeting fees or other fees that would otherwise be payable in cash, this limit shall not apply provided that the aggregate accounting fair value on the Date of Grant of such DSUs is equal to the amount of the cash retainer, meeting or other fees in respect of which such DSUs were granted.

No Options were granted to non-executive directors in 2023 or 2024. The following table specifies the value of equity compensation granted to non-executive directors in the form of DSUs in 2024. The 2024 Share Unit grants were developed on a grant date fair value basis as opposed to a fixed unit basis. Equity grants to non-executive directors are subject to the annual grant fair value limits of $150,000 of full-value share-based awards.

	Number of
	Share Units			Grant Date Fair
Director	Granted		Grant Price	Value of Share Units
Craig Parry	26,270	(1)	$5.71	$150,000
Suki Gill (2)	26,270	(1)	$5.71	$150,000
Greg Beard (3)	26,270	(1)	$5.71	$150,000
Nathalie Sajous (4)	26,270	(1)	$5.71	$150,000

(1)	The DSUs vest immediately and shall be redeemable for Shares in accordance with the Omnibus Plan.
(2)	In addition to DSUs granted as equity compensation, Ms. Gill elected to receive DSUs in lieu of $87,500 of fees and other amounts otherwise payable in cash.
(3)	In addition to DSUs granted as equity compensation, Mr. Beard elected to receive DSUs in lieu of $83,000 of fees and other amounts otherwise payable in cash.
(4)	In addition to DSUs granted as equity compensation, Ms. Sajous elected to receive DSUs in lieu of $74,000 of fees and other amounts otherwise payable in cash.

DIRECTOR SHARE OWNERSHIP GUIDELINES

In May 2023, in support of the Company’s goal of aligning directors’ and Shareholders’ interests, the Board adopted a Stock Ownership Guidelines Policy. The policy prescribes that NEOs and non-executive directors maintain ownership of shareholdings valued at least three times their annual base salary or annual cash retainer, respectively. The required shareholdings may be satisfied through:

●	Shares owned directly or indirectly by the individual, including those acquired through vested Company equity awards;
●	Shares owned jointly with the individual’s spouse, or Shares held in trust for the benefit of the individual, the individual’s spouse and/or the individual’s children;
●	Vested or unvested Share Units; and
●	For NEOs, PSUs for which the performance-vesting criteria have been satisfied, and which will vest on a specified date in the future, with the only remaining requirement being that the individual remains in their role.

For further clarity, unexercised Options and unearned PSU equity awards are not considered Shares owned for the purposes of this policy.

The prescribed level of Share ownership is expected to be satisfied by each Individual within five years after first becoming subject to this policy. Compliance with the share ownership guideline will be assessed each January. Securities will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company’s Shares on the TSX on the determination date.

Management Information Circular 2025	47	Skeena Gold+Silver

The following table outlines the ownership of each of the directors covered by the guidelines as of December 31, 2024.

	Equity Ownership at
	(December 31, 2024)
				Share	Meets Share
			Total Equity	Ownership	Ownership
Name	Shares	Share Units	At-Risk(1)	Requirement	Guidelines
Craig Parry	262,561	38,146	$3,758,838	$412,500	Yes
Suki Gill	76,239	115,193	$2,392,900	$262,500	Yes
Greg Beard	107,994	113,690	$2,771,050	$249,000	Yes
Nathalie Sajous	Nil	75,686	$946,075	$222,000	Yes

(1)	Calculated using closing price of $12.50 for the common shares on the TSX on December 31, 2024.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the non-executive directors of the Company  during 2024. For directors who are Named Executive Officers, see “Summary Compensation Table – Named Executive Officers” above.

Walter Coles, Jr., a director and the Executive Chairman of the Company, and Randy Reichert, a director and the President & CEO of the Company, do not receive compensation as a director.  Mr. Coles & Mr. Reichert’s compensation is discussed in detail in the Executive Compensation section.

The following table sets out all amounts of compensation provided to the directors for the Company’s most recently completed financial year:

			Option-	Non-equity
	Fees	Share-based	based	incentive plan	Pension	All other
	earned(1)	awards(2)	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
PARRY, Craig	$137,500	$150,000	Nil	Nil	Nil	Nil	$287,500
Lead Independent Director
GILL, Suki	$87,500	$150,000	Nil	Nil	Nil	Nil	$237,500
Director (4)
BEARD, Greg	$83,000	$150,000	Nil	Nil	Nil	Nil	$233,000
Director (5)
SAJOUS, Nathalie	$74,000	$150,000	Nil	Nil	Nil	Nil	$224,000
Director (6)

(1)	Amounts represent fees earned as board and committee fees for service during 2024.
(2)	Amounts represent the fair value of Share Units granted to independent directors during 2024.
(3)	Ms. Gill elected to receive DSUs in lieu of $87,500 of fees.
(4)	Mr. Beard elected to receive DSUs in lieu of $83,000 of fees.
(5)	Ms. Sajous elected to receive DSUs in lieu of $74,000 of fees.

Management Information Circular 2025	48	Skeena Gold+Silver

Directors’ Outstanding Share-based Awards and Option-based Awards at December 31, 2024

In 2024, in response to shareholder feedback, the Company committed not to grant incentive equity awards to non-executive directors. The following table sets forth all option-based awards and share-based awards outstanding at the end of 2024 with respect to the non-executive directors.

	Option-based Awards				Share-based Awards
						Market or	Market or
					Number	payout	payout
					of shares	value of	value of
	Number of			Value of	or units	share-	vested
	securities			unexercised	of shares	based	share-based
	underlying	Option		in-the-	that	awards	awards not
	unexercised	exercise	Option	money	have not	that have	paid out or
	options	price	expiration	options (1)	vested	not vested (2)	distributed (2)
Name	(#)	($)	date	($)	(#)	($)	($)
PARRY, Craig	62,500	$10.08	Nov 27’25	$151,250	11,876	$148,450	$328,375
Lead Independent Director	217,500	$13.58	Jun 25’26	Nil
	15,798	$13.00	Apr 21’27	Nil
GILL, Suki	16,667	$4.16	Jan 17’25	$139,003	40,444	$505,055	$934,363
Director	29,167	$4.48	May 8’25	$233,919
	33,333	$10.08	Nov 27’25	$80,666
	107,917	$13.58	Jun 25’26	Nil
	15,798	$13.00	Apr 21'27	Nil
BEARD, Greg	50,000	$11.72	Jul 27 25	$39,000	40,157	$501,963	$919,163
Director	33,333	$10.08	Nov 27' 25	$80,666
	91,667	$13.58	Jun 25’26	Nil
	15,798	$13.00	Apr 21'27	Nil
SAJOUS, Nathalie	Nil	N/A	N/A	Nil	Nil	Nil	$946,075
Director

(1)	Represents the difference between the market value of the Shares underlying the Options on December 31, 2024 (based on $12.50 closing price of the Shares on the TSX on that date) and the exercise price of the Options.
(2)	The closing price of Skeena shares on December 31, 2024 was $12.50.

Management Information Circular 2025	49	Skeena Gold+Silver

Director Equity Compensation Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested during the year ended December 31, 2024, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2024, with respect to the directors who are not Named Executive Officers.

	Option-based awards –	Share-based awards – Value		Non-equity incentive plan
	Value vested during the	vested during the		compensation – Value earned
	year (1)	year (2)		during the year
Name	($)	($)		($)
PARRY, Craig	Nil	$234,797	(3)	Nil
Lead Independent Director
GILL, Suki	Nil	$381,414	(4)	Nil
Director
BEARD, Greg	Nil	$370,013	(5)	Nil
Director
SAJOUS, Nathalie	Nil	$239,793	(6)	Nil
Director

(1)	Represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date. No Options vested, so there was nil associated value.

(2)Share-based awards are valued at the aggregate value realizable upon vesting. These values include the value vested during the year for DSUs taken in lieu of cash fees, and so should not be used to evaluate compliance with the Company’s limit on equity compensation to independent directors.

(3)$150,000 of this amount realizable at vesting is deferred as DSUs until Mr. Parry has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company (has “Separated” from the Company).

(4)$303,126 of this amount realizable at vesting is deferred as DSUs until Ms. Gill has Separated from the Company.

(5)$295,247 of this amount realizable at vesting is deferred as DSUs until Mr. Beard has Separated from the Company.

(6)$239,793 of this amount realizable at vesting is deferred as DSUs until Ms. Sajous has Separated from the Company.

Incentive Plan Awards – Value Exercised During the Year

In 2024, in response to shareholder feedback, the Company committed not to grant incentive equity awards to non-executive directors. The following table provides details of the Option-based awards exercised by non-executive directors during the year ended December 31, 2024:

	Options
Name	Exercised	Exercise Price	Exercise Date	Value Realized
PARRY, Craig	50,000	4.16	10.51	317,500
Lead Independent Director	62,500	4.48	10.51	376,875
	26,250	1.80	8.51	176,138
Total				$870,513
GILL, Suki	Nil	$—	$—	$—
Director
Total				$—
BEARD, Greg	Nil	$—	$—	$—
Director
Total				$—
SAJOUS, Nathalie	Nil	$—	$—	$—
Director
Total				$—

Management Information Circular 2025	50	Skeena Gold+Silver

Securities Authorized for Issuance Under Equity Compensation Plans

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out information as of December 31, 2024 with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding compensation options, warrants and rights (a)	Weighted average exercise price of outstanding compensation options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as a % of issued shares) (c)
Stock Option Plan(1)	3,635,416 or 3.37% of the issued and outstanding Shares	$11.25	Nil. The Company no longer grants under this plan
RSU Plan(2)	480,902 or 0.45% of the issued and outstanding Shares	$0.00	Nil. The Company no longer grants under this plan
Omnibus Plan(4)	5,065,413 or 4.71% of the issued and outstanding Shares	$4.79	1,580,577 or 1.47% of the issued and outstanding Shares(3)
Total as at December 31, 2024	9,181,731 or 8.53% of the issued and outstanding Shares	$7.10	1,580,577 or 1.47% of the issued and outstanding Shares(3)

(1)	The Stock Option Plan authorizes the issuance of up to 10% of the then issued and outstanding common shares in connection with options that were outstanding or that may be granted in the future. A 10% limit is applied to Options and Share Units granted under all equity compensation plans, including the Stock Option Plan.
(2)	The RSU Plan authorizes the issuance of up to 5% of the then issued and outstanding common shares of the Company in connection with share units that were outstanding or that may be granted in the future. A 10% overall limit is applied to Share Units and Options granted under all equity compensation plans, including the Stock Option Plan.
(3)	The total number of securities available for future issuance under equity compensation plans may be issued either as Options or as Share Units, or a combination thereof, but not both.
(4)	The Omnibus Plan authorizes the issuance of up to 5% of the then issued and outstanding Shares of the Company in connection with share units that were outstanding or that may be granted in the future. A 10% overall limit is applied to Share Units and Options granted under all equity compensation plans, including the Omnibus Plan.
(5)	There are no equity compensation plans which have not yet been approved by securityholders.

Management Information Circular 2025	52	Skeena Gold+Silver

ANNUAL BURN RATE

The following table sets out the annual burn rate of the Company’s security-based compensation arrangements under which common shares are issuable, being the number of securities granted annually under the Stock Option Plan, Restricted Share Unit Plan, and Omnibus Plan expressed as a percentage of the weighted average number of common shares outstanding.

	Stock Option Plan		RSU Plan		Omnibus Plan(1)		Combined
									Weighted
									Average Shares
Year	Granted	Burn	Granted	Burn	Granted	Burn	Granted	Burn	Outstanding
2024	—	0.00%	—	0.00%	4,019,925	4.06%	4,019,925	4.06%	99,128,496
2023	155,151	0.22%	607,750	0.86%	1,186,257	1.69%	1,949,158	2.77%	84,353,282
2022	476,464	0.68%	1,836,766	2.61%	—	0.00%	2,313,230	3.29%	70,348,528

(1)	The Omnibus Plan became effective in June 2023.

Exploration-stage companies with small market-capitalizations typically need to issue a significant number of shares each year to raise capital to explore their projects. This also tends to result in a higher equity compensation “burn” percentage each year.  Skeena has grown quickly out of that exploration stage, and, while still higher than in an operating company that does not increase its share count every year, the Company’s combined burn percentage remains within a consistent threshold, between 4.1% and 2.75%. Equity compensation reduces cash compensation that would otherwise need to be paid and is an important factor in employee attraction and retention, which are critical factors for Skeena during the pre-revenue cashflow-negative construction phase of its project.

Management Information Circular 2025	53	Skeena Gold+Silver

Environmental, Social and Governance

Skeena regards environmental, social, and governance (“ESG”) as key factors in responsible resource development. We strive to implement the highest ESG standards at our projects and in the communities in which we operate. Our social license to operate is founded on our partnerships with First Nations, in particular the Tahltan Nation at our Eskay Creek Revitalization Project with whom we are pursuing the development of the Project under British Columbia’s Declaration on the Rights of Indigenous Peoples Act (DRIPA). Our approach to corporate governance and decision-making is based on transparency, open communication, and inclusivity, to ensure that our work creates broad social and economic benefit for communities as well as value for investors. More information on our approach to environmental, social, and governance is contained in our Sustainability Report available on our website.

Our Environmental and Social Responsibility Policy was adopted by our Board of Directors in 2022 to establish the principles, practices, and expectations for how Skeena will conduct itself throughout the mining lifecycle.

ENVIRONMENTAL

Skeena is committed to responsibly managing the natural resources where we operate through our environmental management system that addresses water, waste, air, and biodiversity impacts. This includes assessing the relevant assets at our projects against the Global Industry Standard on Tailings Management.

The natural advantages offered by our Eskay Creek Revitalization Project, a high-grade past-producing mine with access to low-carbon hydropower and existing infrastructure, means that our greenhouse gas emissions, which we report annually, are projected to be in the lowest quartile amongst global gold producers.

SOCIAL

Developing and protecting our workforce and local communities is our top priority. Skeena works with local communities by building partnerships and creating opportunities in the Golden Triangle of Northwest British Columbia, Canada. In 2024 alone, Skeena invested more than $97 million in British Columbia, with over 26% of that sum going towards wages, service providers, and small businesses in the northwest region of BC, and over $37 million to Indigenous communities and businesses. We recognize diversity and inclusion as powerful enablers of a positive workforce culture and seek to increase representation of women and Indigenous peoples in our workforce, management, and Board.

GOVERNANCE

Skeena is committed to conducting our business in accordance with all applicable laws and principles of sound corporate governance. Skeena’s 100% independent Nomination & Governance Committee has oversight of corporate governance policies, including our Code of Business Conduct and Ethics, Diversity Policy, Whistleblower Policy, and Anti-Bribery & Anti-Corruption Policy (available on the Corporate Governance page of our website). National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators requires the Company to annually disclose certain information regarding our corporate governance practices. That information is disclosed below.

Mandate of the Board of Directors

The Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, environmental and social responsibility, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and supervising senior management), approving corporate strategies and goals, communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

Management Information Circular 2025	55	Skeena Gold+Silver

Position Descriptions

The Board has written position descriptions for the Chair of the Board and the CEO, as can be found on the Corporate Governance section of the Company’s website. In October 2022, the Board also adopted a position description for the Lead Independent Director role, which is now held by Craig Parry. The Board will evaluate the need for position descriptions for other NEOs from time to time, and if written position descriptions appear to be justified, they will be prepared. Roles and responsibilities of the various Board committee chairs and other members are set out in the respective committee charters, including the Audit Committee Charter, Compensation Committee Charter and Nomination & Governance Committee Charter.

Independence of the Directors

A director is ‘independent’ if the director is, among other things, free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company, other than interests and relationships arising from shareholding. The following table describes whether the Company’s directors are independent and, if not independent, sets out the reasons:

Director or Nominee	Independent	Reason why the Director is not Independent
PARRY, Craig	Yes	-
COLES, Walter Jr.	No	Mr. Coles is Executive Chairman of the Company.
REICHERT, Randy	No	Mr. Reichert is President and CEO of the Company.
(GILL) KAUR HAYRE, Sukhjit (Suki)	Yes	-
BEARD, Greg	Yes	-
SAJOUS, Nathalie	Yes	-
PLAGGEMARS, Hansjoerg	Yes	-

Accordingly, a majority (71%) of the directors nominated for election at the Meeting are independent. The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management in attendance.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. However, when consideration of a matter concerns or affects a director, that director recuses themselves from the meeting and consideration of the matter so that the independent directors can have an open and candid discussion of, and freely vote on, the matter. The Board Chair, Walter Coles Jr., is not an independent director. The Lead Independent Director, a position that is currently held by Craig Parry, is responsible for, more among other things, providing leadership to ensure that the Board functions independently of management of the Company and other non-independent directors, all as more particularly set out in the Company’s Lead Independent Director Mandate. The Company’s Code of Business Conduct and Ethics can be found on the Corporate Governance section of Skeena’s website.

Management Information Circular 2025	56	Skeena Gold+Silver

Other Directorships

The Company’s directors are also directors of the following other reporting issuers (publicly traded corporations):

Name	Name and Jurisdiction of Reporting Issuer
PARRY, Craig	Vizsla Silver Corp., British Columbia Vizsla Copper Corp., British Columbia
COLES, Walter Jr.	None
REICHERT, Randy	None
(GILL) KAUR HAYRE, Sukhjit (Suki)	Vizsla Silver Corp., British Columbia
BEARD, Greg	None
SAJOUS, Nathalie	None
PLAGGEMARS, Hansjoerg (to be appointed May 8, 2025)	4basebio plc, London, UK Biofrontera AG, Germany GeoPacific Resources Ltd, Australia Altech Batteries Limited, Australia Patronus Resources Ltd, Australia

Orientation and Continuing Education

The Board takes the steps set forth below to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This step allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.

Once that assessment is complete, the second step is taken by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made as required at meetings of the Board. The presentations range from a review of the Company’s financial statements to operational updates and discussions, presentations on geology, resource models, and strategy around safety, development, permitting and other aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for those directors without direct expertise in the specific subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In 2020, the Company developed and adopted a Code of Business Conduct and Ethics (the “Code”) to promote integrity, deter wrongdoing and define the standards and values that the Company expects from its directors, officers, employees and consultants. The Code includes basic principles that should guide individuals and their behaviour. Some of the basic principles defined within the Code are to act in good faith while exercising due care and honesty, to maintain confidentiality, to demonstrate integrity and respectfulness, to refrain from discrimination and intimidation towards any person, to provide full and accurate information and disclosures to the Company Shareholders and to use environmental best practices when conducting mining activities in order to protect human health, minimize negative impacts on the ecosystem, and ultimately to restore disturbed sites to a high environmental standard. The Board sets the standards of business conduct contained in the Code, and updates the standards as appropriate to maintain changes in the legal and regulatory framework, and to stay ahead of industry best practices. The Code was last reviewed and amended by the Board in February 2024.

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The Board monitors compliance with the Code by annually reviewing the Code, ensuring that management collects signed acknowledgements from every Company Person (as defined therein), periodically querying management on matters relating to compliance, whistleblowing, and other matters in the Code. The Audit Committee adds a further layer of inquiry and monitoring through its responsibility for overseeing internal controls, and whistleblower reports, and the annual external audit process. The Board also strictly enforces matters relating to conflicts of interest.

In addition to the provisions of the Code, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and from voting on such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Company has adopted an extensive Anti-Bribery and Anti-Corruption Policy to emphasize its commitment to comply with all laws in every jurisdiction in which it operates. The Anti-Bribery and Anti-Corruption Policy was last amended by the Board in September 2021. Finally, the Board has established a Whistleblower Policy which establishes confidential procedures for the receipt, retention and treatment of any concerns that may arise due to improper, illegal, unethical and unsafe business practices, or any departure from the Company’s Code of Business Conduct and Ethics. The Whistleblower Policy was last amended by the Board in February 2024.

Nomination of Directors

The Board, with the advice and recommendation of the Nomination & Governance Committee, has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and Shareholders. The Nomination & Governance Committee and the Board assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. The Nomination & Governance Committee Charter includes provisions setting out the process that the Nomination & Governance Committee and the Board are to follow in the nomination process.

Further the Board established a Diversity Policy in 2021 which includes a commitment to increasing Board gender diversity. The Company recognizes that diversity as it applies to Board or executive appointments is not restricted to gender diversity but includes and is not limited to such characteristics as ethnicity, race, aboriginal or indigenous status and other ethnic distinctions, gender, sexual orientation, religion, physical ability, culture, language, and other factors. Diversity can also extend to geographic background, work experience, socio-economic background and diversity of political opinion. The Company recognizes the importance of having diversity on the Board and in executive roles to ensure that members of the Board and the executive team possess the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives and deliver for its stakeholders. Specifically, the Nomination & Governance Committee must ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position. In addition, if no women are selected from the list of candidates, the Board must be satisfied that there are objective reasons to support this determination.

In 2022, the Board affirmed its commitment to have women represent at least 30% of its directors by the 2023 AGM. This was successfully realized at the 2023 AGM with a slate of six director nominees, two of whom were female, and was maintained until

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May 2025. With the proposed addition of a new (male) director for the 2025 AGM, the Board will fall slightly short of that 30% target. The Board is committed to nominating at least 30% women directors for election at the 2026 AGM.

Compensation

The Company handles compensation matters primarily at the Compensation Committee level including specific recommendations for the Board to determine compensation of the Company’s directors and officers, as set out in the Compensation Committee Charter. The process of determining the remuneration structure and amount is described elsewhere in this Circular, under the heading “Compensation Discussion and Analysis.”

The Omnibus Plan is administered at the Board level with recommendations provided by the Compensation Committee. The Board, in its sole discretion, determines all equity awards to be granted pursuant to the Omnibus Plan, and any terms or vesting provisions applicable thereto. For more particulars, see “Securities Authorized for Issuance under Equity Compensation Plans” herein. Further discussion of the Omnibus Plan is also presented under “Compensation Discussion and Analysis.” The Compensation Committee Charter may also be found on the Company’s website.

Board Committees other than the Audit Committee

Matters of Corporate Governance and matters of nomination are under the jurisdiction and oversight of the Nomination & Corporate Governance Committee, members of which are Greg Beard (chair) and Nathalie Sajous. The Nomination & Corporate Governance Committee Charter is available on the governance section of our website. Notably the Nomination and Corporate Governance Committee met three times in 2024 with 100% attendance by the committee members at each meeting.

The Board has a Compensation Committee, members of which are Craig Parry (chair) and Suki Gill. Membership of the Committees may be reconstituted following the Meeting on June 23, 2025. The Compensation Committee Charter is available on the governance section of our website. Notably the Compensation Committee met four times in 2024 with 100% attendance by the committee members at each meeting. At the date of each meeting during 2024, the Compensation Committee consisted of Craig Parry and Suki Gill.

Notably the Board met four times in 2024 with 100% attendance by the directors at each Board meeting.

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Assessments

Annually, the Board performs a formal assessment of the effectiveness of the Board and each committee of the Board.  Board members complete a confidential questionnaire which is reviewed and assessed by the Board Chair. The Board Chair then reports the feedback to the full Board for discussion and to develop a list of action items. The same process is followed by each committee, again, on an annual basis in each case. Each of the questionnaire forms for the Board and each committee have been developed and approved by the Board.

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Audit Committee

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Audit Committee of the Board to meet certain requirements. Details regarding the Audit Committee and its mandate are disclosed in the Company’s Audit Committee Charter, a copy of which is available on the Company’s website. Audit Committee information, including the Audit Committee Charter, as required under NI 52-110, is contained in the Company’s AIF. This information includes the charter, committee composition, relevant education and experience, Audit Committee oversight, pre-approval policies and procedures and fees paid to the Company’s external auditor. The AIF is available under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/.

Meeting Frequency

The Audit Committee held five meetings in 2024, with perfect attendance by each of its members.

Composition of the Audit Committee

The following table sets out the names of the current members of the Audit Committee and whether they are officers or employees, ‘independent’ or ‘financially literate’.

Name of Member	Officer or Employee	Independent (1)	Financially Literate (2)	Financial Expert (3)
(GILL) KAUR HAYRE, Sukhjit (Suki) (Chair)	No	Yes	Yes	Yes
BEARD, Greg	No	Yes	Yes	Yes
SAJOUS, Nathalie	No	Yes	Yes	No

(1)	To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement.
(2)	To be considered financially literate, as defined by Canadian securities laws, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
(3)	To be considered a financial expert, a member of the Committee must be “Financially Literate” as defined by Canadian securities laws, and, be or possess one of the following:
a)	“Financial Expert” as defined by Securities and Exchange Commission rules; or
b)	CPA or CFA designation in good standing; or
c)	Current or former executive role in the finance industry (bank, insurance, or fund management/advisory).

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Relevant Education, Associations and Experience

The education, associations, and experience of each current member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member are as follows:

Name of Member	Education & Associations	Experience
GILL, Suki (Chair)	Ms. Gill holds a Bachelor of Technology in Accounting and is a Chartered Professional Accountant.	Ms. Gill is a Partner at Smythe LLP since 2012.
BEARD, Greg	Mr. Beard received his Bachelor of Arts degree from the University of Illinois at Urbana.

Mr. Beard is a founder and former director and officer of various publicly traded and private companies. In these roles he has reviewed and analysed numerous financial statements. Mr. Beard also gained extensive knowledge reviewing and evaluating financial statements through his roles as Senior Partner at Apollo Global Management, a New York asset manager where he oversaw all investment activities in the energy, metals and mining and agriculture sectors. Mr. Beard also gained expertise as a founding member and managing director of Riverstone Holdings, an asset management firm, and as a financial analyst at Goldman Sachs, a globally renowned investment banking company.

SAJOUS, Nathalie	Ms. Sajous received a French Baccalaureate, a BA from Harvard and an MBA from the UCLA Anderson School of Management.

Ms. Sajous has extensive experience leading teams and advising partners on the application of digital technologies. She is currently Managing Director, Global Partnerships at Google and previously worked at Microsoft and Disney. Ms. Sajous has built a legacy on innovative change, including driving the strategy and operations of billion-dollar businesses at various stages of her two-decade career. She has advised C-suite members and senior leadership teams to unlock margin efficiency and drive sustainable growth during dramatic industry shifts. Having partnered with F1000 companies, she has led ample digital strategies and data intelligence capabilities.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

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External Auditor Service Fees

KPMG LLP has been the Company’s auditor since January 6, 2022. The fees paid or payable to KPMG LLP for each of the last two fiscal years are as follows:

Fee Description	December 31, 2024	December 31, 2023
Audit Services(1)	$545,271	$383,797
Audit Related Services(2)	Nil	Nil
Tax(3)	Nil	Nil
Other	Nil	Nil
TOTAL	$545,271	$383,797

(1)

Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	Includes services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, and accounting consultations on proposed transactions.
(3)

Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax advice. Tax advice includes assistance with certain tax elections made by the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Complaints

The Board has established a ‘Whistleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports to the Board of any ongoing investigation which will include steps taken to satisfactorily address each complaint.

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INFORMATION SECURITY

The Board receives quarterly reports from management on the Company’s information security program. Information security risks are identified through IT management review of industry news circulars for awareness of critical and high risks and by monitoring endpoint security software installed on all Company devices. Risks are then recorded in a central IT risk register for prioritization, assessed against our business-critical assets for contextualized IT/business risk, and then risk mitigation strategies are approved for execution.

As a response to witnessing an increasing number of cybersecurity incidents involving other companies, the Company has increased staff and management security awareness through a third-party provider which includes security awareness training, best practices, and regular simulated phishing testing, the results of which will be included in quarterly Board reporting. As of the current date, we are not aware of having experienced an information security breach.

Management Contracts

Management services for the Company are not, to any material degree, performed by persons other than the executive officers of the Company, listed in the “Executive Compensation” section.

Registrar and Transfer Agent

The Company’s registrar and transfer agent is Computershare Investor Services Inc., with its office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

Additional Information

Additional information relating to the Company is available on its SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov or on our website at https://skeenagoldsilver.com/. In each of these places, you can locate financial information for the Company’s financial years ended December 31, 2024 and December 31, 2023 in our financial statements and MD&A.  You will also find at those locations: financial information for the Company’s financial quarter ending March 31, 2025 in our interim financial statements and MD&A.

To request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting, Shareholders may contact the Company as follows:

E-mail:	Fax:	Telephone:
info@skeenagold.com	(+1) 604-558-7695	(+1) 604-684-8725 (collect calls accepted)
Mail: Suite # 2600 – 1133 Melville Street, Vancouver, BC, Canada V6E 4E5

Board Approval

The Board has approved the contents of this Circular and has authorized the Company to deliver it to Shareholders.

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Skeena Gold + Silver

2600 — 1133 Melville St
Vancouver, BC V6E 4E5 Canada

skeenagoldsilver.com

SKEENA
GOLD + SILVER